Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd (Regn. No.: 198703584-K) www.charteredsemi.com	60 Woodlands Industrial Park D Street 2 Singapore 738406 Tel: (65) 6362 2838 Fax: (65) 6360 4970
NOTICE OF NINETEENTH ANNUAL GENERAL MEETING
To Be Held On April 24, 2007
To Our Shareholders,
You are cordially invited to attend and NOTICE IS HEREBY GIVEN of the Nineteenth Annual General Meeting (the “Annual General Meeting”) of Chartered Semiconductor Manufacturing Ltd (the “Company”) to be held in Singapore on Tuesday, April 24, 2007 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 11:00 a.m. (Singapore time) for the following purposes:
ROUTINE BUSINESS
1)	To adopt the Audited Accounts of the Company for the year ended December 31, 2006, including the reports of the Directors and the Auditors.
2)	(a)	To re-elect the following Directors retiring pursuant to Article 94 of the Company’s Articles of Association and who, being eligible, offer themselves for re-election:
(i)	Dr. Tsugio Makimoto
(ii)	Mr. Tay Siew Choon
(iii)	Mr. Peter Seah Lim Huat
(b)	To re-elect Mr. Maurizio Ghirga retiring pursuant to Article 99 of the Company’s Articles of Association and who, being eligible, offers himself for re-election.
3)	To re-appoint the following Directors pursuant to Section 153(6) of the Companies Act, Chapter 50 and for this purpose to consider and, if thought fit, to pass with or without modifications the following resolutions, which will be proposed as Ordinary Resolutions:
(a)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Charles E. Thompson be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.”
(b)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Andre Borrel be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.”
(c)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Pasquale Pistorio be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.”
4)	To re-appoint KPMG as the Company’s Auditors and to authorize the Directors to fix their remuneration.
5)	To approve Directors’ fees of $591,000 for the year ended December 31, 2006 (Directors’ fees were $462,334 for the year ended December 31, 2005).

SPECIAL BUSINESS
To consider and, if thought fit, to pass with or without modifications the following resolutions, of which Resolutions 6) and 7) will be proposed as ordinary resolutions and Resolution 8) will be proposed as a special resolution:
6)	Ordinary Resolutions — Allotment and Issue of Shares and Securities
(a)	Authority to Allot and Issue Shares pursuant to Section 161 of the Companies Act, Chapter 50

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is the earlier.

(b)	Authority to Create and Issue Securities and to Allot and Issue Shares in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50

That pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:
(i)	(aa)	create and issue securities (“Securities”) including, without limitation, warrants or options to subscribe for new shares of the Company (“New Shares”) or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;
(bb)	create and issue any further Securities (“Further Securities”) as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and
(cc)	make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as “Agreements”) which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;
(ii)	allot and issue from time to time:
(aa)	such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;
(bb)	on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and
(cc)	such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and
(iii)	take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.
(c)	Authority to Offer and Grant Options and to Allot and Issue Additional Shares Pursuant to the Company’s Share Option Plan 1999 (the “1999 Option Plan”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant options in accordance with the provisions of the 1999 Option Plan, as amended and restated, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the 1999 Option Plan, as amended and restated.

(d)	Authority to Offer and Grant Purchase Rights and to Allot and Issue Additional Shares Pursuant to the Company’s Employee Share Purchase Plan 2004 (the “Chartered ESPP 2004”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the Chartered ESPP 2004, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the Chartered ESPP 2004.

(e)	Authority to Offer and Grant Purchase Rights and to Allot and Issue Additional Shares Pursuant to the Company’s Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2004”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the SMP ESPP 2004, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the SMP ESPP 2004.
7)	Ordinary Resolutions — Share-Based Compensation Plans
(a)	Authority to Adopt the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007

That:
(i)	a new restricted share unit plan to be known as the “Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007”, as substantially set forth in Appendix 1 to the Proxy Statement dated March 28, 2007 in respect of the Annual General Meeting (the “RSP”), under which restricted share units (“RSUs”) in respect of ordinary shares in the capital of the Company will be granted, free of payment, to selected employees of the Company, a Parent or a Subsidiary or an Affiliated Company (each as defined in the RSP) of the Company, selected employees of Silicon Manufacturing Partners Pte Ltd, directors of the Company and/or other persons who perform bona fide services for the Company, a Parent or a Subsidiary or an Affiliated Company as a consultant or advisor, details of which are set out in the Proxy Statement dated March 28, 2007 in respect of the Annual General Meeting, be and is hereby approved;
(ii)	the Directors of the Company be and are hereby authorised:
(aa)	to establish and administer the RSP; and

(bb)	to modify and/or alter the RSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the RSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the RSP; and
(iii)	the Directors of the Company be and are hereby authorised to grant RSUs in accordance with the provisions of the RSP, and to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of the Company as may be required to be allotted and issued pursuant to the terms of the RSP and the RSU Agreements (as defined in the RSP).
(b)	Authority to Adopt the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007

That:
(i)	a new performance share unit plan to be known as the “Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007”, as substantially set forth in Appendix 2 to the Proxy Statement dated March 28, 2007 in respect of the Annual General Meeting (the “PSP”), under which performance share units (“PSUs”) in respect of ordinary shares in the capital of the Company will be granted, free of payment, to selected employees of the Company, a Parent or a Subsidiary or an Affiliated Company (each as defined in the PSP) of the Company, selected employees of Silicon Manufacturing Partners Pte Ltd, directors of the Company and/or other persons who perform bona fide services for the Company, a Parent or a Subsidiary or an Affiliated Company as a consultant or advisor, details of which are set out in the Proxy Statement dated March 28, 2007 in respect of the Annual General Meeting, be and is hereby approved;
(ii)	the Directors of the Company be and are hereby authorised:
(aa)	to establish and administer the PSP; and

(bb)	to modify and/or alter the PSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the PSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the PSP; and
(iii)	the Directors of the Company be and are hereby authorised to grant PSUs in accordance with the provisions of the PSP and to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of the Company as may be required to be allotted and issued pursuant to the terms of the PSP and the PSU Agreements (as defined in the PSP).
8)	Special Resolution — Proposed Alterations to the Articles of Association

That:
(i)	the Contents, Articles 2, 4, 4A.1, 5(A), 6(A), 9, 10, 13, 14, 16, 18, 20(C), 21, 24, 27, 36, 37, 39, 40, 48, 49, 50, 53, 58, 63, 64, 67, 78, 96, 112, 122, 125, 134, 135, 137, 141 and 143 of the Articles of Association of the Company (the “Articles”) and the headnote “CAPITALISATION OF PROFITS AND RESERVES” be altered;

(ii)	new headnote “TREASURY SHARES”, and new Articles 7, 129A and 141A be inserted in the Articles; and

(iii)	the headnote “SHARE CAPITAL” appearing immediately before Article 3, Articles 3, 7 and 147 be deleted in their entirety, and as a result of the deletion of Article 147, Article 148 be re-numbered as Article 147, in the manner as set out in Appendix 3 to the Proxy Statement dated March 28, 2007 in respect of the Annual General Meeting.
9)	To transact any other business as may be properly transacted at an annual general meeting.
The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.
The Board of Directors has fixed the close of business on February 28, 2007 as the date for determining those holders of ordinary shares and convertible redeemable preference shares (“CRPS”) (collectively, the “Shareholders”) who will be entitled to receive copies of this Notice and the accompanying Proxy Statement and the Company’s 2006 Annual Report to Shareholders (the “Annual Report”).
NOTES:
(1)	A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (Members).

(2)	A holder of ordinary shares who is registered with The Central Depository (Pte) Limited as at 48 hours before the time set for the Annual General Meeting on April 24, 2007 shall be entitled to vote in person or by proxy at the Annual General Meeting.

(3)	Although the holders of CRPS are entitled to attend, speak and vote at any class meeting of the holders of CRPS, they are not entitled to attend and vote at any general meetings, save that such holders of CRPS are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of amending the rights of the holders of CRPS or in respect of the winding-up of the Company. However, even at such general meetings, the holders of CRPS may vote only on those resolutions that pertain to the election of the chairman of such meeting, amendment of the rights of the holders of CRPS, the winding-up of the Company, or any motion for adjournment of such meeting.

(4)	None of the proposed resolutions to be voted at the Annual General Meeting relate to the variation of the rights of the holders of CRPS or the winding-up of the Company. The holders of CRPS are therefore not entitled to attend and vote at the Annual General Meeting.

(5)	A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting or any adjournment thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

(6)	The Company is subject to the continuing Nasdaq Global Select Market listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.
BY ORDER OF THE BOARD
LOOI LEE HWA (MS)
COMPANY SECRETARY
Singapore
March 28, 2007

For the convenience of those Shareholders who wish to attend the Annual General Meeting and who will not be driving, buses have been arranged to pick up those Shareholders from the City Hall MRT Station and the Marsiling MRT Station on the day of the Annual General Meeting.
For Shareholders who will be boarding the bus at the City Hall MRT Station, please proceed to the bus stand along North Bridge Road, in front of the St. Andrew’s Cathedral. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing AGM” at the windscreen of the bus, will leave at 10:00 a.m. SHARP. Kindly refer to the location map below.
For Shareholders who will be boarding the bus at the Marsiling MRT Station, please proceed to the bus stand (next to the NTUC supermarket), in front of the Marsiling MRT Station. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing AGM” at the windscreen of the bus, will leave at 10:30 a.m. SHARP.
The buses will be available to transport Shareholders back to either the City Hall MRT Station or the Marsiling MRT Station after the Annual General Meeting.

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Chartered Semiconductor Manufacturing Ltd (Regn. No.: 198703584-K) www.charteredsemi.com	60 Woodlands Industrial Park D Street 2 Singapore 738406 Tel: (65) 6362 2838 Fax: (65) 6360 4970
PROXY STATEMENT
NINETEENTH ANNUAL GENERAL MEETING
To Be Held On April 24, 2007
This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Chartered Semiconductor Manufacturing Ltd (the “Company”), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held in Singapore on Tuesday, April 24, 2007 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 11:00 a.m. (Singapore time), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Annual General Meeting. Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.
This Proxy Statement, the accompanying instrument appointing a proxy or proxies, the Notice of Annual General Meeting and the Company’s 2006 Annual Report to Shareholders (the “Annual Report”) were mailed to Shareholders on or about March 28, 2007.
In this Proxy Statement and the Notice of Annual General Meeting, references to “S$” shall mean Singapore dollars, the legal currency of Singapore and references to “$” shall mean United States dollars (“U.S. dollars”), the legal currency of the United States. This Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars based on the exchange rate of S$1.5418 = $1.00 as of December 31, 2006. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.
Shareholders Entitled to Notice of Annual General Meeting and Vote
The Board has fixed the close of business on February 28, 2007 as the date for determining those holders of ordinary shares and convertible redeemable preference shares (“CRPS”) (collectively, the “Shareholders”) who will be entitled to receive copies of the Notice of Annual General Meeting and this Proxy Statement and the Annual Report.
A Shareholder is a person whose name appears in the Depository Register of The Central Depository (Pte) Limited (“CDP”) in Singapore or in the Company’s Register of Shareholders (Members).
A holder of Ordinary Shares (“Ordinary Shareholder”) who is registered with The Central Depository (Pte) Limited as at 48 hours before the time set for the Annual General Meeting on April 24, 2007 shall be entitled to vote in person or by proxy at the Annual General Meeting.
Although the holders of CRPS are entitled to attend, speak and vote at any class meeting of the holders of CRPS, they are not entitled to attend and vote at any general meetings, save that such holders of CRPS are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of amending the rights of the holders of CRPS or in respect of the winding-up of the Company. However, even at such general meetings, the holders of CRPS may vote only on those resolutions that pertain to the election of the chairman of such meeting, amendment of the rights of the holders of CRPS, the winding-up of the Company, or any motion for adjournment of such meeting.
None of the proposed resolutions to be voted at the Annual General Meeting relate to the variation of the rights of the holders of CRPS or the winding-up of the Company. The holders of CRPS are therefore, not entitled to attend and vote at the Annual General Meeting.

As at December 31, 2006, the Company had 2,535,895,593 ordinary shares and 28,350 CRPS issued and outstanding.
Proxies
To be effective, the instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting, or any adjournment thereof. A proxy need not be an Ordinary Shareholder and Ordinary Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.
A proxy given pursuant to this solicitation may be revoked by the Ordinary Shareholder giving it at any time not less than 48 hours before the time set for the Annual General Meeting by the Ordinary Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Ordinary Shareholder attending the Annual General Meeting and voting in person.
Quorum
The required quorum for transaction of business at the Annual General Meeting is two or more Shareholders holding not less than 33 1/3% of the total number of fully paid ordinary shares (excluding treasury shares), present in person or by proxy.
Voting and Solicitation
On a show of hands, every Ordinary Shareholder present in person or by proxy shall have one vote and on a poll, every Ordinary Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. A resolution put to the vote of Ordinary Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or an Ordinary Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting.
Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Ordinary Shareholders’ instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy or proxies of an Ordinary Shareholder may vote or abstain as he or they may think fit. On a show of hands, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Ordinary Shareholders present in person or by proxy and voting at the Annual General Meeting. The special resolution to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of not less than three-fourths of the number of Ordinary Shareholders present in person or by proxy and voting at the Annual General Meeting. On a poll, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting and the special resolution to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of not less than three-quarters of votes cast at the Annual General Meeting. Every Ordinary Shareholder present in person or by proxy having one vote for each Ordinary Share held or represented.
The entire cost of soliciting proxies will be borne by the Company.
SUMMARY OF PROPOSALS
Shareholders will be requested to vote on the following proposals at the Annual General Meeting:
(1)	Adoption of the Audited Accounts of the Company for the year ended December 31, 2006, including the reports of the Directors and the Auditors;

(2)	Re-election of Directors retiring by rotation and a Director appointed by the Board to fill a casual vacancy;

(3)	Re-appointment of Directors pursuant to Section 153(6) of the Companies Act;

(4)	Re-appointment of Auditors and authorization of the Board to fix their remuneration;

(5)	Approval of Directors’ fees for services rendered during the year ended December 31, 2006;

(6)	Authorization to the Board to allot and issue shares and securities;

(7)	To adopt new Share-Based Compensation Plans; and

(8)	Proposed Alterations to the Articles of Association.
PROPOSAL NO. 1
Adoption of the Audited Accounts of the Company including the Reports of the Directors and Auditors
The Company’s Annual Report for the fiscal year ended December 31, 2006 accompanies this Proxy Statement. The Annual Report includes the Company’s U.S. dollar financial statements prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”) and the Supplementary Information described hereafter. For the purposes of complying with the Companies Act, the Company has prepared for distribution to Shareholders, supplementary information (the “Supplementary Information”) containing financial information required to be presented under the Companies Act but which is not included in U.S. GAAP financial statements. The financial statements are accompanied by the Auditors’ Reports of KPMG, the Company’s independent auditors.
The Board recommends a vote “FOR” the adoption of the Company’s Audited Accounts for the fiscal year ended December 31, 2006, including the reports of the Directors and Auditors.
PROPOSAL NO. 2(a)
Re-Election of Directors Retiring by Rotation
In accordance with Article 94 of the Articles of Association of the Company, a portion of the Directors shall retire at every annual general meeting of the Shareholders. The number of Directors retiring and eligible to stand for re-election each year varies, but generally is equal to one-third of the Board, with the Directors who have been in office longest since their re-election or appointment standing for re-election. Messrs. Tsugio Makimoto, Tay Siew Choon and Peter Seah Lim Huat are retiring by rotation at the Annual General Meeting. Being eligible to stand for re-election, each of Messrs. Tsugio Makimoto, Tay Siew Choon and Peter Seah Lim Huat has offered himself for re-election. The Board believes it is in the best interest of the Company to re-elect them as Directors.
The biographies of Messrs. Tsugio Makimoto, Tay Siew Choon and Peter Seah Lim Huat are provided on page 34 of this Proxy Statement. A complete listing of all our Directors is provided from page 33 through page 35 of this Proxy Statement.
The Board recommends a vote “FOR” the re-election of each of Messrs. Tsugio Makimoto, Tay Siew Choon and Peter Seah Lim Huat to the Board of Directors.
PROPOSAL NO. 2(b)
Re-Election of Director appointed to the Board to fill a casual vacancy
The Board appointed Mr. Maurizio Ghirga as a member of our Board to fill a casual vacancy on November 2, 2006. In accordance with Article 99 of the Articles of Association of the Company, Mr. Maurizio Ghirga’s appointment to our Board will expire at the Annual General Meeting. Mr. Maurizio Ghirga is eligible to stand for re-election and has offered himself for re-election. The Board believes it is in the best interest of the Company to re-elect him as a Director of the Company.

The biography of Mr. Maurizio Ghirga is provided on page 35 of this Proxy Statement.
The Board recommends a vote “FOR” the re-election of Mr. Maurizio Ghirga to the Board of Directors.
PROPOSAL NO. 3(a), (b) and (c)
Re-Appointment of Directors pursuant to Section 153(6) of the Companies Act
Section 153(1) of the Companies Act provides that, subject to sub-section (6) of Section 153, no person of or over the age of 70 years shall be appointed to act as a director of a public company or of a subsidiary of a public company. Section 153(6) allows the appointment of such a person by the passing of an ordinary resolution by a simple majority of shareholders of the company entitled to vote in person or by proxy at a general meeting of the company. A director appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the company.
In accordance with Section 153 of the Companies Act, each of Messrs. Charles E. Thompson, Andre Borrel and Pasquale Pistorio is offering himself for re-appointment to the Board. The Board believes it is in the best interest of the Company to re-appoint them as Directors of the Company.
The biographies of Messrs. Charles E. Thompson, Andre Borrel and Pasquale Pistorio are provided on pages 33 and 35 of this Proxy Statement.
The Board recommends a vote “FOR” the re-appointment of each of Messrs. Charles E. Thompson, Andre Borrel and Pasquale Pistorio to the Board of Directors and to hold such office until the next Annual General Meeting of the Company.
PROPOSAL NO. 4
Re-Appointment of Auditors and Authorization of the Board to fix their Remuneration
The firm of KPMG has served as independent auditors for the Company from the incorporation of the Company in 1987 to the fiscal year ended December 31, 2006. The Board intends to re-appoint KPMG as independent auditors to audit the accounts and records of the Company for the fiscal year ending December 31, 2007 and to perform other appropriate services. The Company expects that a representative from KPMG will be present at the Annual General Meeting. Such representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.
The Board recommends a vote “FOR” the re-appointment of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2007 and the authorization of the Board to fix their remuneration.
PROPOSAL NO. 5
Approval of Directors’ Fees
In accordance with Article 81 of the Articles of Association of the Company, the Company in General Meeting shall approve the payment of Directors’ fees of $591,000 for services rendered during the fiscal year ended December 31, 2006. The Directors’ fees for the fiscal year ended December 31, 2006 represent an increase of 27.8% or $128,666 over the Directors’ fees of $462,334 for the fiscal year ended December 31, 2005.
The increase is mainly due to an increase of $10,000 to the retainer fees payable to each Director. The retainer fee has not, prior to such increase, been changed since 1995. The increase was necessary to ensure that the Company remains competitive to retain and attract Directors to sit on the Company’s Board.

The Board recommends a vote “FOR” the approval of Directors’ fees of $591,000 for the fiscal year ended December 31, 2006.
PROPOSAL NO. 6(a), (b), (c), (d) and (e)
Authorization to the Board to Allot and Issue Shares and Securities
The Company is incorporated in the Republic of Singapore. Pursuant to the Companies Act, Directors may exercise any power of the Company to issue new ordinary shares only with the prior approval of the Ordinary Shareholders of the Company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next annual general meeting of Ordinary Shareholders of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is earlier.
Ordinary Shareholders’ approval is sought for the issue of new ordinary shares during the period from the Annual General Meeting to the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of the Company to be held in 2008 or, if earlier, the expiration of the period within which the next annual general meeting is required by law to be held.
The requirement for Ordinary Shareholders’ approval under the Companies Act extends to the issue of new ordinary shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for new ordinary shares or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for new ordinary shares, new ordinary shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by the Company, as well as new ordinary shares to be issued pursuant to the exercise of options under the Company’s Share Option Plan 1999 (the “1999 Option Plan”), the Company’s Employee Share Purchase Plan 2004 (the “Chartered ESPP 2004”) and the Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2004”).
Shareholders’ approval is sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, ordinary shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by the Company which would or might require the issue of ordinary shares, and the issuance of ordinary shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the 1999 Option Plan, Chartered ESPP 2004 and SMP ESPP 2004.
The Board believes that it is advisable and in the best interests of the Company and its Ordinary Shareholders to have a sufficient number of new ordinary shares for issuance in future financing transactions, acquisitions and other proper corporate opportunities and purposes. Having additional ordinary shares available for issuance in the future would give the Company greater flexibility to pursue corporate opportunities and, subject to the listing requirements of the Nasdaq Global Select Market, enable it to issue ordinary shares without the expense and delay of having to convene an extraordinary general meeting of Shareholders.
The Nasdaq Global Select Market listing requirements mentioned above generally require that the Company obtain Shareholders’ approval prior to, among other things, the issuance of securities in connection with the following:
(i)	where the issuance will result in a change of control of the Company;

(ii)	in connection with certain acquisitions of stock or assets of another company, including where the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) will equal or exceed 20% or more of the outstanding ordinary shares prior to such issuance; or

(iii)	in connection with a sale or issuance of ordinary shares (other than a public offering), where the sale or issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) is at a price less than the greater of book value and market value, and such issuance equals or exceeds 20% of the outstanding ordinary shares prior to such issuance.
The Shareholders’ approval that the Company is seeking under this Proposal No. 6 to authorize the Directors to issue new ordinary shares and securities does not extend to the issue of securities in connection with the above. Before the Company can issue securities in connection with the above, it generally would be required to re-seek Ordinary Shareholders’ approval under the Nasdaq Global Select Market listing requirements.
In summary, under Proposal No. 6(a), (b), (c), (d) and (e) Ordinary Shareholders are requested to authorize the Board to:
a)	allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act;

b)	create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act;

c)	offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the 1999 Option Plan;

d)	offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Chartered ESPP 2004; and

e)	offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the SMP ESPP 2004.
The Board recommends a vote “FOR” each of the resolutions set out under Proposal No. 6 as described above and in the Notice of Annual General Meeting.
PROPOSAL NO. 7(a) and (b)
Adoption of New Share-Based Compensation Plans
The Company is requesting for Shareholders’ approval to adopt the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007 (the “RSP”) and Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007 (the “PSP”), (collectively referred to as “New Share Plans”), as substantially set out in Appendix 1 and 2 respectively to the Proxy Statement.
The Company’s Executive Resource and Compensation Committee has, on February 1, 2007, approved the New Share Plans, subject to Shareholders’ approval.
General
The New Share Plans are long-term incentive share-based compensation plans, designed to reward, retain and motivate the Company’s human capital which are essential to enable the Company to stay competitive in this highly dynamic and resource-scarce semiconductor industry. The Company believes that the New Share Plans are necessary and powerful employee incentive and retention tools. It will not only enhance the Company’s ability to attract and retain both its local and foreign talents, it will also effectively drive performance.
The overall compensation philosophy of the Company is based on the principle that long-term incentive compensation should be designed in a manner that is closely aligned with shareholders’ interests. The other objectives of the New Share Plans is to encourage greater dedication and loyalty to the Company through highly engaged employees who will strive to excel and drive performance which will naturally translate into better shareholders’ returns and benefit the shareholders.
In the past, our total compensation package is more skewed towards the fixed components like base salary and benefits. In view of the cyclical nature of our business, we believe it is very important that the Company has a fair amount of flexibility when deciding the components that made up the total compensation package. This is so that the Company can adjust the total compensation package very quickly to control the costs to the Company in accordance to market conditions and performance of the Company. We are moving towards eventually achieving a higher percentage of the variable components of the total compensation package. This would enable the Company the ability to reward its employees without increasing our fixed cost component and at the same time allow us to remain competitive whenever we are required to do so. Without the share-based compensation plans, the Company will be forced to consider cash alternatives to provide market-competitive total compensation package. These replacement alternatives would, among other things, potentially increase the cost of business or be more dilutive to shareholders.
The New Share Plans contemplate the award of fully paid shares when and after pre-determined performance or service conditions are accomplished and/or when due recognition should be given for any good work performance and/or any significant contribution to the Company. The Company believes it is important to give recognition to employees and executives who have contributed to the progress of the Company.
The RSP is intended to be a more broad-based share-based compensation plan, targeting the mid and senior level managerial employees of the Company. Even though the RSP provides the flexibility to the Company to impose both performance-based and time-based conditions, grants under the RSP will be made only if the Board of Directors is satisfied that the Company has achieved a certain level of performance prior to the grants.
The PSP is intended for senior executives in key positions who are able to drive the strategic direction and superior performance of the Company. Any grants under the PSP will be conditional on the achievement of stretched performance goals and targets set for a fixed performance period, likely to be three years. The Board of Directors have the absolute discretion to impose those stretched performance goals or targets which in most cases, would be those that would align the Company’s interest with the shareholders’ interests such as enhancing shareholders’ value or returns. The performance shares will be released to grantees at the end of the qualifying performance period and the final number of the performance shares released will depend on the level of achievement of those stretched performance goals and targets over the three-year period. No performance shares will vest if the level of achievement of those stretched performance goals or targets are below a certain level.
As new shares will be issued at no cost to the participants under the New Share Plans, participants will receive the similar benefit from an award in respect of fewer shares as they would receive from options granted under the Company’s Share Option Plan 1999 (“1999 Option Plan”) in respect of a larger number of shares. The New Share Plans would therefore allow the Company to achieve a similar effect of incentivising its employees while reducing the dilutive effect on shareholders.
Subject to adjustment permitted under the New Share Plans, the maximum aggregate number of shares that may be issued or transferred under the New Share Plans and any other existing share-based compensation plans of the Company shall not exceed 380 million shares. The maximum aggregate number of shares with respect to the New Share Plans and any other existing share-based compensation plans of the Company that may be granted during any calendar year shall not exceed 50 million shares.
The other share based compensation plans of the Company which are currently in force are (i) Share Option Plan 1999 (“1999 Option Plan”), approved by the shareholders in 1999; (ii) Chartered Employee Share Purchase Plan 2004 (“Chartered ESPP 2004”), approved by the shareholders in 2004; and (iii) Share Purchase Plan for Employees of Silicon Manufacturing Partners Pte Ltd 2004 (“SMP ESPP 2004”), approved by shareholders in 2004.
The aggregate number of ordinary shares that may be issued under the 1999 Option Plan may not exceed 227,647,883 ordinary shares, as adjusted from 197,160,000 to give effect to the Company’s eight-for-ten October 2002 Rights Offering. The aggregate number of ordinary shares that are available for purchase under the Chartered ESPP 2004 and the SMP ESPP 2004 is 30,000,000 ordinary shares. The Company is proposing that the total number of shares for the New Share Plans, 1999 Option Plan, Chartered ESPP 2004 and SMP ESPP 2004 shall not exceed 380 million shares. This is approximately 15% of the total number of issued ordinary shares of the Company as at the date of adoption of the New Share Plans by the Company’s Shareholders. The Company is also proposing that the maximum aggregate number of shares with respect to the New Share Plans, 1999 Option Plan, Chartered ESPP 2004 and SMP ESPP 2004 that may be granted during any calendar year shall not exceed 50 million shares. This is approximately 2% of the total issued share capital of the Company as of the date of adoption of the New Share Plans by the Company’s Shareholders. The total number of issued ordinary shares of the Company as at January 31, 2007 is 2,536,172,438 shares.
PROPOSAL NO. 7(a)
Adoption of Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007
Summary Terms
The following is a summary of the principal features of the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007 (“RSP”). This summary, however, does not purport to be a complete description of all of the provisions of the RSP. It is qualified in its entirety by reference to the full text of the RSP, as substantially set out in Appendix 1 attached to the Proxy Statement.
The RSP contains the following important features:
(i)	The RSP shall become effective on the date of its approval by the Company’s shareholders. The RSP is valid for a period of ten (10) years and shall terminate automatically thereafter unless earlier terminated pursuant to the RSP.

(ii)	The Board of Directors may amend, suspend or terminate the RSP at any time and for any reason without shareholders’ approval, unless required under applicable laws and the regulations of any exchange or other securities market on which the shares may then be traded.

(iii)	The Company can only grant a Restricted Share Unit (“RSU”) under the RSP. A RSU represents an unfunded, unsecured promise of the Company to issue or transfer cash or shares of the Company in the future.

(iv)	The RSUs shall be granted with no exercise or purchase price. All vested RSUs may be settled in cash or shares of the Company as determined by the Board of Directors.

(v)	The RSP is intended for the mid and senior level managerial employees who are considered critical resource of the Company with the intention to reward, retain and motivate the employees. RSUs may also be granted to the Directors of the Company.

(vi)	The RSUs granted under the RSP may be performance-based or time-based. The Company has the flexibility to grant both performance-based and time-based RSUs to an eligible individual simultaneously.
Share Reserve
Subject to the Companies Act, the Company shall have the flexibility to deliver shares to the grantees by way of an allotment of new shares and/or the transfer of existing shares, including any shares held by the Company in treasury.
Subject to adjustment permitted under the RSP, the maximum aggregate number of shares that may be issued or transferred under the RSP and any other share-based compensation plans of the Company shall not exceed 380 million shares. The maximum aggregate number of shares with respect to the RSP and any other share based compensation plans of the Company that may be granted during a calendar year shall not exceed 50 million shares. The maximum aggregate number of shares with respect to one or more RSUs that may be granted to any one grantee during any calendar year shall not exceed 5 million shares.
In the event of a subdivision of the outstanding shares, a declaration of a dividend payable in shares, a declaration of an extraordinary dividend payable in a form other than shares in an amount that has a material effect on the value of the shares, a consolidation of the outstanding shares into a lesser number of shares, a recapitalization, a reclassification, reorganization, merger, consolidation, combination or a similar occurrence, the Board of Directors shall make appropriate adjustments in one or more of the number of shares available for future grants under the Plan and the number of shares covered by each outstanding RSU.
Administration
The RSP shall be administered by the Board of Directors in its absolute discretion. The Board of Directors may delegate the administration of the RSP to one or more Committees.
The Board may abolish the Committee at any time and revest in the Board of Directors the administration of the RSP. All decisions, interpretations and other actions of the Board of Directors shall be final and binding on all grantees and all persons deriving their rights from a grantee.
Subject to the provisions of the RSP, the Board of Directors shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the RSP, including, without limitation, to (i) select grantees from the individuals eligible to receive RSUs under the RSP; (ii) grant RSUs in accordance with the terms of the RSP; (iii) determine the terms and conditions of each RSU; (iv) specify and approve the provisions of the RSU Agreements, including, without limitation, the vesting schedule, the transferability, the effect of termination of employment and the delivery of cash or shares, in connection with the RSUs; (v) determine that a RSU shall vest or be granted subject to satisfaction of one or more performance goals and the duration of any performance period during which such performance goals are to be achieved; (vi) construe and interpret the RSP, any RSU Agreement and any other agreement or document executed or delivered pursuant to the RSP; (vii) prescribe, amend and rescind rules and procedures relating to the RSP or any RSU, including determining the forms and agreements used in connection with the RSP, provided that the Committee may delegate to the Company’s General Counsel the authority to approve revisions to the forms and agreements used in connection with the RSP that are designed to facilitate RSP administration; (viii) correct any defect, supply any omission, or reconcile any inconsistency in the RSP, any grant of an RSU or RSU Agreement; (ix) grant waivers of the RSP or RSU conditions; (x) employ such legal counsel, independent auditors and consultants as it deems desirable for the administration of the RSP and to rely upon any opinion received therefrom; (xi) vary the terms of RSUs to take account of tax, securities law and other regulatory requirements of foreign jurisdictions; (xii) make all legal and factual determinations; and (xiii) make all other determinations and take any other action desirable or necessary to interpret, construe or implement properly the provisions of the RSP or any RSU Agreement.
Eligibility and Types of Awards under the RSP
Employees, directors and consultants1 of the Company shall be eligible for the grant of RSU at the absolute discretion of the Board of Directors. Employees and consultants of a Parent2, or a Subsidiary3 or an Affiliated Company4 of the Company shall also be eligible for the grant of RSUs.
Employees of Silicon Manufacturing Partners Pte Ltd (“SMP”), the Company’s 49% owned joint venture Company with Agere Systems Singapore Pte Ltd, are also eligible to receive RSUs. The Company believes SMP is an important part of the Company and contributes significantly to the results of the Company.
As at January 31, 2007, approximately 290 individuals within the Company, representing 6.1% of the Company’s total headcount, would have been selected to participate in the RSP. As at January 31, 2007, approximately 7 individuals within SMP, representing 1.2% of SMP’s total headcount, would have been selected to participate in the RSP. The actual number of participants selected may vary from time to time, based on the qualifying criteria that may be decided by the Board of Directors from time to time.
Restricted Share Units
Subject to the provisions of the RSP, the Board of Directors shall have sole and complete authority to determine to whom RSUs shall be granted, the number of RSUs to be granted to each grantee, the

[1]	“Consultant” shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary or an Affiliated Company as a consultant or advisor, excluding Employees and Directors.

[2]	“Parent” shall mean in relation to a company or corporation, any other company or corporation in respect of which the former is a Subsidiary.

[3]	“Subsidiary” shall mean subsidiary within the meaning of section 5 of the Companies Act, Chapter 50 of Singapore.

[4]	“Affiliated Company” shall mean in relation to any Company, a Subsidiary of that Company or a Parent of that company or any other Subsidiary of that Parent.

duration of the period during which, and the conditions under which (including time-based vesting) the RSUs shall be granted or forfeited to the Company, and the other terms and conditions of the RSUs.
The RSUs shall be granted with no exercise or purchase price. All vested RSUs may be paid in cash or shares, as determined in the sole discretion of the Board of Directors or the Committee, or otherwise in accordance with the applicable RSU Agreement.
Each RSU granted shall be evidenced by an RSU Agreement between the grantee and the Company. Such RSU Agreement shall be subject to all applicable terms and conditions of the RSP and may be subject to any other terms and conditions which are not inconsistent with the RSP and which the Board of Directors deems appropriate for inclusion in an RSU Agreement. Shares will be issued or transferred to the grantee or the cash equivalent be paid to the grantee upon satisfaction of the applicable terms and conditions as set forth in an RSU Agreement. In the event that the Board of Directors opts to settle the RSUs in cash, the cash equivalent shall be equal to the fair market value of the shares as at the date of vesting of the RSUs. The fair market value of a share shall be the average of the five closing prices for a share as quoted on the Singapore Exchange preceding the relevant date. The payment or settlement of an RSU (whether in cash or shares) shall be made as soon as possible after the RSU vesting date but in no event later than 60 days after the vesting date.
Grant Conditions
RSUs granted under the RSP may be made subject to conditions such as time-based vesting conditions or performance-based vesting conditions which must be met prior to vesting or grant. Performance goals (if applicable) shall be determined by the Board of Directors and will be designed to support the business strategy, and align grantee interests with the Company’s and shareholder interests. With respect to RSUs that are not intended to qualify as Qualified Performance-Based Compensation5, performance criteria and performance goals will be based on such performance measurements as the Board of Directors may deem appropriate. These criteria and goals may be measured: individually, alternatively or in any combination; with respect to the Company, a subsidiary, SMP, division, business unit, product line, product or any combination of the foregoing; on an absolute basis, or relative to a target, to a designated comparison group, to results in other periods or to other external measures; and including or excluding items that could affect the measurement, such as extraordinary or unusual and non-recurring gains or losses, litigation or claim judgments or settlements, material changes in tax laws, acquisitions or divestitures, the cumulative effect of accounting changes, asset write-downs, restructuring charges, or the results of discontinued operations.
In the event that the Board of Directors or the Committee determines to impose performance goals, such goals will be determined and achieved within a performance period which shall be decided before any grant is made or communicated to grantees.
Amendment and Termination
The Board of Directors may amend, suspend or terminate the RSP at any time and for any reason. Shareholder approval shall not be required for any amendment, suspension or termination of the RSP, unless required under applicable laws and the regulations of any exchange or other securities market on which the Company’s shares may then be traded.
U.S. Federal Income Tax Consequences
The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the RSP based on federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular grantee based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise or other U.S. tax laws. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all grantees to consult their own tax advisors concerning the tax implications of awards granted under the RSP.

[5]	“Qualified Performance-Based Compensation” means any compensation that is intended to qualify as “qualified performance-based compensation” as described in Section 162(m)(4)(C) of the U.S. Tax Code.

A grantee generally will not realize any taxable income at the time an award of RSUs is granted. When the RSUs are paid, whether in cash or shares, the grantee will generally recognise ordinary income equal to the amount of cash and/or the fair market value of the shares received.
The RSUs are not intended to constitute “deferred compensation” within the meaning of Section 409A of the U.S. Internal Revenue Code. However, in the event that any RSU is or becomes subject to such Section but fails to comply therewith, the failure to comply will generally result in ordinary income to the grantee upon vesting (rather than at such time as the award is paid). Furthermore, an additional 20% penalty tax may be imposed under such Section, and certain interest penalties may apply.
The Board may require the satisfaction of any tax withholding obligations in connection with the vesting of the RSU prior to the issuance or transfer of shares or payment of cash under the RSP. Tax consequences for grantees outside the United States may differ from those described above. Such grantees are advised to consult their own tax advisors concerning the tax implications of participation in the RSP.
Because benefits under the RSP will depend on the fair market value of the Company’s shares at various future dates, it is not possible to determine the benefits that will be received by grantees if the RSP is approved by the shareholders and thus, we have not included a table reflecting such benefits or awards.
The Company will generally be able to deduct for U.S. federal income tax purposes an amount equal to the ordinary income recognised by the grantees upon vesting of the RSUs.
Section 162(m) of the U.S. Internal Revenue Code
Section 162(m) of the U.S. Internal Revenue Code generally places a $1 million annual limit on the amount of compensation paid to each of the Company’s named executive officers that may be deducted by the Company for federal income tax purposes unless such compensation constitutes “qualified performance-based compensation” which is based on the achievement of pre-established performance goals set by a committee of the Board of Directors pursuant to an incentive plan that has been approved by the Company’s stockholders. The RSP has been designed to permit the Company to grant RSUs thereunder that may, in the discretion of the plan administrator, be structured so as to qualify for the “qualified performance-based compensation” exception to the $1 million annual deductibility limit of Section 162(m).
Singapore Income Tax Consequences
The following is a brief summary of the Singapore income tax consequences applicable to awards granted under the RSP to grantees who are resident in Singapore based on income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular grantee based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-Singapore taxing jurisdiction or other tax laws. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all grantees to consult their own tax advisors concerning the tax implications of awards granted under the RSP.
A grantee is not deemed to receive any taxable income at the time an RSU is granted. When the RSUs vest, the grantee will generally recognise income equal to the fair market value of the shares received.
Subject to certain statutory rules, the Company will at the time on which shares under the RSP are delivered to grantees generally be able to deduct for Singapore corporate tax purposes an amount equal to the price paid by the Company to acquire any treasury shares used to satisfy awards under the RSP. No tax deduction will be granted where new shares are issued to satisfy awards under the RSP.
The Board recommends a vote “FOR” the resolution set out under Proposal 7(a) as described above and in the Notice of Annual General Meeting.

PROPOSAL NO. 7(b)
Adoption of Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007
Summary Terms
The following is a summary of the principal features of the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007 (“PSP”). This summary, however, does not purport to be a complete description of all of the provisions of the PSP. It is qualified in its entirety by reference to the full text of the PSP, as substantially set out in Appendix 2 attached to the Proxy Statement.
The PSP contains the following important features:
(i)	The PSP shall become effective on the date of its approval by the Company’s shareholders. The PSP is valid for a period of ten (10) years and shall terminate automatically thereafter unless earlier terminated pursuant to the PSP.

(ii)	The Board of Directors may amend, suspend or terminate the PSP at any time and for any reason without shareholders’ approval, unless required under applicable laws and the regulations of any exchange or other securities market on which the Company’s shares may then be traded.

(iii)	The Company can only grant a Performance Share Unit (“PSU”) under the PSP. A PSU represents an unfunded, unsecured promise of the Company to issue or transfer cash or shares of the Company in the future.

(iv)	The PSUs shall be granted with no exercise or purchase price. All vested PSUs may be settled in cash or shares of the Company as determined by the Board of Directors.

(v)	The PSP is intended for the senior level executives who are in key positions.

(vi)	The PSUs granted under the PSP may be performance-based and time-based but the Company intends that the PSUs granted under the PSP may only be performance-based.
Share Reserve
Subject to the Companies Act, the Company shall have the flexibility to deliver shares to the grantees by way of an allotment of new shares and/or the transfer of existing shares, including any shares held by the Company in treasury.
Subject to adjustment permitted under the PSP, the maximum aggregate number of shares that may be issued or transferred under the PSP and any other share-based compensation plans of the Company shall not exceed 380 million shares. The maximum aggregate number of shares with respect to the PSP and any other share based compensation plans of the Company that may be granted during any calendar year shall not exceed 50 million shares. The maximum aggregate number of shares with respect to one or more PSUs that may be granted to any one grantee during any calendar year shall not exceed 5 million shares.
In the event of a subdivision of the outstanding shares, a declaration of a dividend payable in shares, a declaration of an extraordinary dividend payable in a form other than shares in an amount that has a material effect on the value of the shares, a consolidation of the outstanding shares into a lesser number of shares, a recapitalization, a reclassification, reorganization, merger, consolidation, combination or a similar occurrence, the Board of Directors shall make appropriate adjustments in one or more of the number of shares available for future grants under the Plan and the number of shares covered by each outstanding PSU.
Administration
The PSP shall be administered by the Board of Directors in its absolute discretion. The Board of Directors may delegate the administration of the PSP to one or more Committees.

The Board may abolish the Committee at any time and revest in the Board the administration of the PSP. All decisions, interpretations and other actions of the Board shall be final and binding on all grantees and all persons deriving their rights from a grantee.
Subject to the provisions of the PSP, the Board of Directors shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the PSP, including, without limitation, to (i) select grantees from the individuals eligible to receive PSUs under the PSP; (ii) grant PSUs in accordance with the terms of the PSP; (iii) determine the terms and conditions of each PSU; (iv) specify and approve the provisions of the PSU Agreements, including, without limitation, the vesting schedule, the transferability, the effect of termination of employment and the delivery of cash or Shares, in connection with the PSUs; (v) determine that a PSU shall vest or be granted subject to satisfaction of one or more performance goals and the duration of any performance period during which such performance goals are to be achieved; (vi) construe and interpret the PSP, any PSU Agreement and any other agreement or document executed or delivered pursuant to the PSP; (vii) prescribe, amend and rescind rules and procedures relating to the PSP or any PSU, including determining the forms and agreements used in connection with the PSP, provided that the Committee may delegate to the Company’s General Counsel the authority to approve revisions to the forms and agreements used in connection with the PSP that are designed to facilitate PSP administration; (viii) correct any defect, supply any omission, or reconcile any inconsistency in the PSP, any grant of a PSU or PSU Agreement; (ix) grant waivers of the PSP or PSU conditions; (x) employ such legal counsel, independent auditors and consultants as it deems desirable for the administration of the PSP and to rely upon any opinion received therefrom; (xi) vary the terms of PSUs to take account of tax, securities law and other regulatory requirements of foreign jurisdictions; (xii) make all legal and factual determinations; and (xiii) make all other determinations and take any other action desirable or necessary to interpret, construe or implement properly the provisions of the PSP or any PSU Agreement.
Eligibility and Types of Awards under the PSP
Employees, directors and consultants6 of the Company shall be eligible for the grant of PSU at the absolute discretion of the Board of Directors. Employees and consultants of a Parent7, or a Subsidiary8 or an Affiliated Company9 of the Company shall also be eligible for the grant of PSUs.
Employees of Silicon Manufacturing Partners Pte Ltd (“SMP”), the Company’s 49% held joint venture Company with Agere Systems Singapore Pte Ltd, are also eligible to receive PSUs. The Company believes SMP is an important part of the Company and contributes significantly to the long-term growth of the Company.
As at January 31, 2007, approximately 25 individuals, representing 0.5% of the Company’s headcount, would have been selected to participate in the PSP. The actual number of participants selected may vary from time to time, based on the qualifying criteria that may be decided by the Board of Directors from time to time.
Performance Share Units
Subject to the provisions of the PSP, the Board of Directors shall have sole and complete authority to determine to whom PSUs shall be granted, the number of PSUs to be granted to each grantee, the duration of the period during which, and the performance conditions under which (including time-based vesting) the PSUs shall be granted or forfeited to the Company, the number or proportion of shares arising from the PSUs to be retained by the grantee and the other terms and conditions of the PSUs.
The PSUs shall be granted with no exercise or purchase price. All vested PSUs may be paid in cash or shares, as determined in the sole discretion of the Board of Directors or the Committee, or otherwise in accordance with the applicable PSU Agreement.

[6]	“Consultant” shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary or an Affiliated Company as a consultant or advisor, excluding Employees and Directors.

[7]	“Parent” shall mean in relation to a company or corporation, any other company or corporation in respect of which the former is a Subsidiary.

[8]	“Subsidiary” shall mean subsidiary within the meaning of section 5 of the Companies Act, Chapter 50 of Singapore.

[9]	“Affiliated Company” shall mean in relation to any company, a Subsidiary of that company or a Parent of that company or any other Subsidiary of that Parent.

Each PSU granted shall be evidenced by an PSU Agreement between the grantee and the Company. Such PSU Agreement shall be subject to all applicable terms and conditions of the PSP and may be subject to any other terms and conditions which are not inconsistent with the PSP and which the Board of Directors deems appropriate for inclusion in an PSU Agreement. Shares will be issued or transferred to the grantee or the cash equivalent be paid to the grantee upon satisfaction of the applicable terms and conditions as set forth in an PSU Agreement. The cash equivalent shall be equal to the fair market value of the shares as at the date of vesting of the PSUs. The fair market value of a share shall be the average of the five closing prices for a share as quoted on the Singapore Exchange preceding the relevant date. The payment or settlement of an PSU (whether in cash or shares) shall be made as soon as possible after the PSU vesting date but in no event later than 60 days after the vesting date.
Performance Goals
PSUs granted under the PSP shall be made subject to performance conditions. Performance goals shall be determined by the Board of Directors and will be designed to support the business strategy, and align grantee interests with Company and shareholder interests. With respect to PSUs that are not intended to qualify as Qualified Performance-Based Compensation10, performance criteria and performance goals will be based on such performance measurements as the Board of Directors may deem appropriate. These criteria and goals may be measured: individually, alternatively or in any combination; with respect to the Company, a subsidiary, SMP, division, business unit, product line, product or any combination of the foregoing; on an absolute basis, or relative to a target, to a designated comparison group, to results in other periods or to other external measures; and including or excluding items that could affect the measurement, such as extraordinary or unusual and non-recurring gains or losses, litigation or claim judgments or settlements, material changes in tax laws, acquisitions or divestitures, the cumulative effect of accounting changes, asset write-downs, restructuring charges, or the results of discontinued operations.
In the event that the Board of Directors or the Committee determines to impose performance goals, such goals will be determined and to be achieved within a performance period which shall be decided before any grant is made or communicated to grantees.
Amendment and Termination
The Board of Directors may amend, suspend or terminate the PSP at any time and for any reason. Shareholders’ approval shall not be required for any amendment, suspension or termination of the PSP, unless required under applicable laws and the regulations of any exchange or other securities market on which the Company’s shares may then be traded.
U.S. Federal Income Tax Consequences
The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the PSP based on federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular grantee based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise or other U.S. tax laws. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all grantees to consult their own tax advisors concerning the tax implications of awards granted under the PSP.
A grantee will generally not realize any taxable income at the time an award of PSUs is granted. When the PSUs are paid, whether in cash or shares, the grantee will generally recognise ordinary income equal to the amount of cash and/or the fair market value of the shares received.
The PSUs are not intended to constitute “deferred compensation” within the meaning of Section 409A of the U.S. Internal Revenue Code. However, in the event that any PSU is or becomes subject to such Section but fails to comply therewith, the failure to comply will generally result in ordinary income to the grantee upon vesting (rather than at such time as the award is paid). Furthermore, an additional 20% penalty tax may be imposed under such Section, and certain interest penalties may apply.

[10]	“Qualified Performance-Based Compensation” means any compensation that is intended to qualify as “qualified performance-based compensation” as described in Section 162(m)(4)(C) of the U.S. Tax Code.

The Board may require the satisfaction of any tax withholding obligations in connection with the vesting of the PSUs prior to the issuance or transfer of shares or payment of cash under the PSP. Tax consequences for grantees outside the United States may differ from those described above. Such grantees are advised to consult their own tax advisors concerning the tax implications of participation in the PSP.
Because benefits under the PSP will depend on the fair market value of the Company’s shares at various future dates, it is not possible to determine the benefits that will be received by grantees if the PSP is approved by the shareholders and thus, we have not included a table reflecting such benefits or awards.
The Company will generally be able to deduct for U.S. federal income tax purposes an amount equal to the ordinary income recognised by the grantees upon vesting of the PSUs.
Section 162(m) of the U.S. Internal Revenue Code
Section 162(m) of the U.S. Internal Revenue Code generally places a $1 million annual limit on the amount of compensation paid to each of the Company’s named executive officers that may be deducted by the Company for federal income tax purposes unless such compensation constitutes “qualified performance-based compensation” which is based on the achievement of pre-established performance goals set by a committee of the Board of Directors pursuant to an incentive plan that has been approved by the Company’s stockholders. The PSP has been designed to permit the Company to grant PSUs thereunder that may, in the discretion of the plan administrator, be structured so as to qualify for the “qualified performance-based compensation” exception to the $1 million annual deductibility limit of Section 162(m).
Singapore Income Tax Consequences
The following is a brief summary of the Singapore income tax consequences applicable to awards granted under the PSP to grantees who are resident in Singapore based on income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular grantee based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-Singapore taxing jurisdiction or other tax laws. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all grantees to consult their own tax advisors concerning the tax implications of awards granted under the PSP.
A grantee is not deemed to receive any taxable income at the time a PSU is granted. When the PSUs vest, the grantee will generally recognise income equal to the fair market value of the shares received.
Subject to certain statutory rules, the Company will at the time on which shares under the PSP are delivered to grantees generally be able to deduct for Singapore corporate tax purposes an amount equal to the price paid by the Company to acquire any treasury shares used to satisfy awards under the PSP. No tax deduction will be granted where new shares are issued to satisfy awards under the PSP.
The Board recommends a vote “FOR” the resolution set out under Proposal 7(b) as described above and in the Notice of Annual General Meeting.
PROPOSAL NO. 8
Proposed Alterations to the Articles of Association
The Companies (Amendment) Act 2005 of Singapore (the “Companies (Amendment) Act”), which came into operation on January 30, 2006, introduced key amendments to the Companies Act resulting in significant changes to the company law regime. These amendments included the abolition of the concepts of par value and authorised capital, and allowing repurchased shares to be held as treasury shares.
With the abolition of the concept of par value pursuant to the Companies (Amendment) Act, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished accordingly.

The Companies (Amendment) Act also introduced new provisions on share buy backs and treasury shares. Under these new provisions, a company can now repurchase shares out of capital, as well as from profits so long as the company is solvent. Ordinary shares which are the subject of a share repurchase by a company can be held by that company as treasury shares instead of being cancelled. The right to attend and vote at meetings and the right to dividends or other distributions will be suspended for so long as the repurchased shares are held as treasury shares.
The Articles of Association of Chartered Semiconductor Manufacturing Ltd (the “Articles”) need to be altered as a result of the above changes introduced by the Companies (Amendment) Act. The Company is also taking this opportunity to streamline and rationalise certain other provisions in the Articles. The following is a summary of the main proposed alterations to the Articles:
(1)	Contents Page

In view of the proposed alterations to the Articles, as set out below, the contents page of the Articles are proposed to be altered to reflect the re-numbering or re-designation of certain Articles.
(2)	Article 2

Article 2 is the interpretation section of the Articles, and is proposed to be altered to provide for the following:
(a)	that the expression “treasury shares” is to have the meaning ascribed to it in the Companies Act, namely, shares which were (or are treated as having been) purchased by the Company in circumstances in which Section 76H of the Companies Act applies, and have been held by the Company continuously since the treasury shares were so purchased;

(b)	that where reference is made to the Depository, a reference to its nominee be included to align these references with Sections 130C and 130D of the Companies Act;

(c)	that, except where otherwise expressly provided in the Articles, references in the Articles to “holders” of shares or a class of shares shall exclude the Company in relation to shares held by it as treasury shares; and

(d)	that references in the Articles to “member” shall, where the Companies Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.
Drafting changes are also proposed to provide that any reference in the Articles to any enactment is a reference to that enactment as for the time being amended or re-enacted, and further that the headnotes are inserted for convenience only and shall not affect the construction of the Articles.
(3)	Article 3

Article 3 states the authorised share capital of the Company, and is proposed to be deleted following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.
(4)	Article 4

Article 4(a) provides that no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting. Article 4(a) is proposed to be deleted as such a provision is no longer required by the listing manual of the Singapore Exchange Securities Trading Limited (the “Listing Manual”) to be included in the Articles.

Article 4(b) provides that no shares are to be issued at a discount except in accordance with the provisions of the relevant statutes, and is proposed to be deleted following the abolition of the concept of the issue of shares at a discount pursuant to the Companies (Amendment) Act.

(5)	Article 4A.1

The interpretations of “Ordinary Shares” and “Preference Shares” in Article 4A.1 are proposed to be amended to remove the concept of par value pursuant to the Companies (Amendment) Act.
(6)	Article 5(A)

Article 5(A) provides for the rights of preference shareholders. It also provides that in the event of preference shares being issued, the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares. In view of the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act, it is proposed that this provision be amended so as to provide that preference shares be issued subject to such limitation in respect thereof as may be prescribed by any stock exchange on which the shares in the Company are/may be listed.
(7)	Article 6(A)

Article 6(A) provides for the holding of separate general meetings of holders of different classes of shares (if the share capital of the Company is divided into different classes of shares) where their rights are proposed to be varied or abrogated by special resolution. Article 6(A) further provides that the quorum for such general meetings shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of that class and that where the necessary majority for a special resolution is not obtained at such general meeting, the consent in writing if obtained from holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting. Following the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act, Article 6(A) is proposed to be altered to delete references to the nominal value of the issued shares of that class.
(8)	Article 7

Article 7 provides that the Company may by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe, and is proposed to be deleted following the abolition of the concept of par value and authorized capital pursuant to the Companies (Amendment) Act.
(9)	New Article 7

New Article 7 on treasury shares is proposed to be inserted. This new Article will provide that the Company shall not exercise any right in respect of treasury shares other than as provided by the Companies Act but that subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Companies Act.
(10)	Article 9

Article 9 provides that the Company may by Ordinary Resolution (inter alia):
(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)	cancel any shares which have not been taken by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c)	subdivide its shares into shares of smaller amount; and

(d)	convert any class of shares into any other class of shares.

The provisions referred to in sub-paragraphs (a) and (c) above are proposed to be altered to delete the references to the “amount” of shares and “unissued” shares following the abolition of the concepts of par value and authorised capital pursuant to the Companies (Amendment) Act.

The provision referred to in sub-paragraph (b) above is proposed to be deleted altogether following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.
(11)	Article 10

Article 10(A) provides that the Company may reduce its share capital or capital redemption reserve fund, share premium account or other undistributable reserve as authorised by law. Article 10(A) is proposed to be altered to delete the references to the capital redemption reserve fund and the share premium account since under the Companies (Amendment) Act, any amounts standing to the credit of the Company’s capital redemption reserve and share premium account becomes part of its share capital. Article 10(A) is proposed to be further altered to replace the references to the “nominal amount” of the “issued share capital” with references to the “number of issued shares”, following the abolition of the concept of par value pursuant to the Companies (Amendment) Act, and to provide that, where any cancelled share was purchased or acquired out of the capital of the Company, the amount of the share capital of the Company shall be reduced accordingly.

Article 10(B) provides that the Company may, in accordance with the relevant statutes, purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may deem fit. Consequential changes are proposed to Article 10(B) to cater to the holding of any purchased or acquired shares in treasury in accordance with the Companies Act, as amended by the Companies (Amendment) Act.
(12)	Article 13

Article 13 provides that subject to the Articles and the relevant statutes, all unissued shares shall be at the disposal of the Directors who may allot, grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper. Article 13 is proposed to be altered to replace the references to “unissued” shares with “new” shares, following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.
(13)	Article 14

Article 14 provides that the Company may exercise the powers of paying commissions conferred by (inter alia) the Companies Act. Section 67 of the Companies Act relating to the power to pay certain commissions was repealed pursuant to the Companies (Amendment) Act. However, since the Company may nevertheless retain the power to pay commissions under the Articles, Article 14 is proposed to be altered to provide that the Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit.
(14)	Article 16

Article 16 on share certificates provides (inter alia) that every share certificate must specify the number and class of shares to which it relates and the amount paid up thereon. This Article is proposed to be altered to provide that the amount (if any) unpaid on the shares must also be specified in the share certificate, in order to be in line with Section 123 of the Companies Act, as amended pursuant to the Companies (Amendment) Act.

(15)	Articles 18 and 20(C)

Articles 18 and 20(C) on share certificates and transfers are proposed to be altered to delete the references to stamp duty payable on share certificates since under current law, no stamp duty is payable on share certificates. Article 18 is also proposed to be altered to provide that every person whose name is entered as a member in the Register of Members shall be entitled to receive a share certificate for shares so allotted or transferred to him, within 30 days of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, or such other period as may be approved by any stock exchange on which shares in the Company are/may be listed.
(16)	Articles 21, 24 and 27

Article 21 provides that Directors may from time to time make calls on members in respect of moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium). Article 21 is proposed to be altered to delete the words in parenthesis referred to above.

Article 24 provides that any sum (whether on account of the nominal value of the shares or by way of premium) which becomes payable upon allotment or at any fixed date shall, for the purposes of the Articles, be deemed to be a call duly made and payable on the date on which, by the terms of issue, it becomes payable. Article 24 is proposed to be altered to delete the words in parenthesis referred to above.

Article 27 provides that Directors may from time to time accept payment in advance from members in respect of moneys uncalled and unpaid on their shares (whether on account of the nominal value of the shares or by way of premium). Article 27 is proposed to be altered to delete the words in parenthesis referred to above.

The alterations to Articles 21, 24 and 27 are proposed to be made following the abolition of the concepts of nominal value and share premium pursuant to the Companies (Amendment) Act.
(17)	Articles 36 and 37

Article 36 provides (inter alia) that a statutory declaration in writing by a Director or Secretary of the Company that a share has been duly forfeited or surrendered or sold to satisfy a lien of a Company shall be conclusive evidence of the facts stated therein. Article 37 provides (inter alia) that all transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in any form acceptable to the Directors. As there is a reference to the Depository in Articles 36 and 37, it is proposed that Articles 36 and 37 be amended to include a reference to its nominee (as the case may be). This is proposed to be inserted to be in line with Sections 130C and 130D of the Companies Act.
(18)	Article 39

A drafting change is proposed to Article 39 to streamline its provisions to the effect that there shall be no restriction on the transfer of fully paid up shares except where required by law or by the rules, bye-laws and/or listing rules of, or governing, any stock exchange on which shares in the Company are/may be listed.
(19)	Article 40

Article 40 provides that the Directors may refuse to register any instrument of transfer in certain circumstances. Article 40 is proposed to be altered to provide that the Directors may refuse to register any instrument of transfer of shares unless (inter alia) the amount of stamp duty with which each instrument of transfer is chargeable has been paid, and that any instrument of transfer deposited for registration purposes has to be accompanied by a certificate of payment of stamp duty (if any).

(20)	Article 48

Article 48 empowers the Directors, subject to shareholders’ approval, to convert paid-up shares into stock and re-convert stock into paid-up shares of any denomination. The words of “any denomination” are proposed to be deleted following the abolition of par or nominal value of shares pursuant to the Companies (Amendment) Act.
(21)	Articles 49 and 50

Article 49 refers to rights of holders of stock to transfer such stock and provides that no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine. Article 49 is proposed to be altered to delete the words in parenthesis referred to above.

Article 50 provides that holders of stock shall, according to the amount of stock held by them, have the same rights and privileges as if they held the shares from which the stock arose. A drafting change is proposed to Article 50, to replace the references to “amount of stock” with references to “number of stock units”.
(22)	Article 53

Article 53 on notice of General Meetings provides that notice of General Meetings is to be given to all members other than those who are not entitled to receive such notices under the provisions of the Articles. This Article is proposed to be altered to provide that notice of General Meetings also need not be given to members who are not entitled to receive such notices under the provisions of the Companies Act. This is to make clear that no notice of General Meeting needs to be given to the Company where it is a member by reason of its holding of its shares as treasury shares.

Article 53 also provides (inter alia) that a General Meeting is deemed to have been duly called notwithstanding that shorter notice has been given if, in the case of an Extraordinary General Meeting, the agreement of a majority in number of the members holding not less than 95% in nominal value of the shares is obtained. This Article is proposed to be altered to replace the reference to “nominal value of the shares” with a reference to “total voting rights”, in order to be in line with Section 177(3)(b) of the Companies Act, as amended pursuant to the Companies (Amendment) Act.
(23)	Article 58

Article 58 provides (inter alia) that the quorum at any General Meeting shall be two or more members holding or representing in aggregate not less than 33 1/3 per cent. of the total issued and fully paid up shares in the capital of the Company, present in person or by proxy. Article 58 is proposed to be altered to make it clear that the percentage referred to in the preceding sentence is referable to the total number of issued and fully paid up shares.
(24)	Article 63

Article 63 provides that at any General Meeting, a resolution put to the vote shall be decided by a show of hands unless a poll is demanded by (inter alia):
(a)	any member present in person or by proxy and entitled to vote; or

(b)	a member present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right.
The provision in sub-paragraph (a) above is proposed to be altered to make clear that the members referred to are members entitled to vote at the meeting at which the resolution is put to the vote, to be in line with Section 178(b)(i) of the Companies Act.

The provision in sub-paragraph (b) above is proposed to be altered to provide that a poll can be demanded by a member present in person or by proxy and holding not less than 10% of the total number of paid-up shares of the Company (excluding treasury shares), following the abolition of the concept of par value and the introduction of provisions on treasury shares pursuant to the Companies (Amendment) Act.
(25)	Article 64

A drafting change is proposed to Article 64 on taking a poll to delete the reference to voting tickets.
(26)	Article 67

Article 67 provides that subject and without prejudice to any special privileges or restrictions as to voting attached to any special class of shares, each member entitled to vote at a General Meeting may vote in person or by proxy. This Article is proposed to be altered to make it subject also to new Article 7, which will provide that the Company shall not exercise any right (including the right to attend and vote at General Meetings) in respect of treasury shares other than as provided by the Companies Act. Article 67 is also proposed to be altered to clarify that where a member is represented by two proxies, only one of the two proxies as determined by the member or failing such determination, by the Chairman of the meeting or a person authorised by him may vote on a show of hands.
(27)	Article 78

Article 78 on corporate representatives is proposed to be altered to provide that a corporate member whose authorised representative is present at any meeting of the Company or of any class of members of the Company shall be deemed to be present in person at any such meeting for the purposes of the Articles, but subject to the Companies Act. This alteration is for consistency with Section 179(4) of the Companies Act, which provides that where a person present at a meeting is authorised to act as the representative of a corporation by virtue of an authority given under Section 179(3), and the person is not otherwise entitled to be present at the meeting, the corporation shall be deemed to be personally present at the meeting for the purposes of Section 179(1).
(28)	Article 96

Article 96 is proposed to be amended to also provide that the retiring Director is deemed to be re-elected unless such Director is disqualified under the Companies Act from holding office as a Director.
(29)	Article 112

Article 112 relates to the general power of the Directors to manage the Company’s business. Drafting changes are proposed to align Article 112 with Section 157A(2) of the Companies Act (which is a new provision incorporated into the Companies Act in May 2003), which provides that the directors may exercise all the powers of a company except any power that the Companies Act or the memorandum and articles of the company require the company to exercise in general meeting.
(30)	Article 122

A drafting change is proposed to Article 122 on reserves, to provide that in carrying sums to reserve and in applying the same, the Directors shall comply with the provisions of (inter alia) the Companies Act, if any.
(31)	Article 125

Article 125 relates to the payment of dividends in proportion to the amount paid in respect of the shares. Article 125 on the apportionment of dividends is proposed to be altered, following the abolition of the concept of par value pursuant to the Companies (Amendment) Act, to provide that all dividends are to be paid in proportion to the number of shares held (as opposed to according to the amounts paid on the shares). Article 125 (as proposed to be altered) will also provide that where shares are partly paid, all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid.
(32)	New Article 129A

New Article 129A is proposed to be inserted. This new Article provides for the position in relation to dividends which remain unclaimed after first being payable.
(33)	Articles 134 and 135

Article 134 is proposed to be altered to permit the issue of bonus shares for which no consideration is payable, and to delete the references to the share premium account and the capital redemption reserve fund since under the Companies (Amendment) Act, any amounts standing to the credit of the Company’s share premium account and the capital redemption reserve becomes part of its share capital, and to replace the references to “unissued” shares of the Company with references to “new” shares of the Company, following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

Consequential alterations are proposed to Article 135.
(34)	Article 137

Article 137 provides that the Directors shall cause to be laid before the Company in General Meeting, such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary and that the interval between the close of a financial year and the issue of accounts relating thereto shall not exceed six months. Article 137 is proposed to be altered to provide that the interval between the close of the financial year and the date of the Company’s Annual General Meeting shall not exceed the period as permitted by the Companies Act or the stock exchange on which shares in the Company are/may be listed, whichever is earlier.
(35)	Article 141, New Article 141A and Article 143

Article 141 deals with the service of notices and documents on members and other persons entitled to receive notices or documents from the Company. The Companies Act was amended effective April 1, 2004 to provide for documents required under the Companies Act or the memorandum and articles of association of a company to be given, sent or served on members, auditors and officers of a company, to be so given, sent or served using electronic communications. It is proposed that new Article 141A be included to provide for service of notices and documents by electronic communications to be effected in accordance with Sections 387A and 387B of the Companies Act or any applicable regulations or procedures.

Consequential alterations are proposed to Articles 141 and 143 to cater to the above.
(36)	Article 147

Article 147 provides that no commission or fee shall be paid to a Liquidator without the prior approval of the members in General Meeting. Article 147 is proposed to be deleted as such a provision is no longer required by the Listing Manual to be included in the Articles.

As a result of the deletion of Article 147, Article 148 will be re-numbered as Article 147.
The text of the Articles which are proposed to be altered are set out in Appendix 3 to the Proxy Statement. The proposed alterations to the Articles are subject to Ordinary Shareholders’ approval.
The Board recommends a vote “FOR” the resolution set out under Proposal No. 8 as described above and in the Notice of the Annual General Meeting.

OTHER BUSINESS
The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth, as of January 31, 2007, the name, age and position of each director and member of senior management of our company. The business address of our directors and senior management is our principal office in Singapore.
Board of Directors

Name	Age	Position
James A. Norling(1)(2)(4)	64	Chairman of the Board
Chia Song Hwee(1)	44	Director
Andre Borrel (2)(3)(4)	70	Director
Charles E. Thompson(2)(4)	77	Director
Tsugio Makimoto, PhD	69	Director
Tay Siew Choon(1)(2)(4)	59	Director
Peter Seah Lim Huat(1)(2)(4)	60	Director
Philip Tan Yuen Fah(3)	62	Director
Pasquale Pistorio	71	Director
Steven H. Hamblin(3)	58	Director
Maurizio Ghirga(3)(5)	68	Director
Senior Management

Name	Age	Position
Chia Song Hwee	44	President and Chief Executive Officer
George Thomas	53	Senior Vice President and Chief Financial Officer
Ang Kay Chai	47	Senior Vice President, Fab Operations
Hsia Liang Choo, PhD	58	Senior Vice President, Technology Development
Michael J. Rekuc	57	Senior Vice President, Worldwide Sales and Marketing
Simon Yang, PhD	47	Senior Vice President and Chief Technology Officer
Roy Kannan(6)	54	Vice President and Chief Information Officer
Leow Kim Keat	44	Vice President, Customer Support Operations and
		Supply Management Organization
Ng Seng Huwi	49	Vice President, Human Resources
Tan Seng Chai	44	Vice President, Strategy Resources
Tony Tsai	57	Vice President, Quality and Reliability Assurance

Notes:

(1)	Member of the Executive Committee.

(2)	Member of the Executive Resource and Compensation Committee, or the ERCC.

(3)	Member of the Audit Committee. Mr. Andre Borrel ceased to be a member of the Audit Committee on February 1, 2007.

(4)	Member of the Nominating Committee.

(5)	Appointed as a Director to our Board of Directors on November 2, 2006.

(6)	Mr. Roy Kannan will be leaving our company and his last day is on March 9, 2007. Mr. Tan Seng Chai will, with effect from March 10, 2007, act as our interim Chief Information Officer.

JAMES A. NORLING
James A. Norling has served on our Board of Directors since March 1, 2001 and as our Chairman of the Board since August 1, 2002. Mr. Norling also served as interim Chief Executive Officer from May 2002 to June 2002. He has 37 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Sector in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector in 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a Bachelor of Science and a Master’s degree in Electrical Engineering from the University of Illinois.

CHIA SONG HWEE
Chia Song Hwee has served on our Board of Directors and as our President and Chief Executive Officer since June 2002. Prior to his appointment, Mr. Chia had served as our Chief Administrative Officer since September 2000, as our Senior Vice President since February 2000 and as our Chief Financial Officer since December 1997. Mr. Chia was our Director of Finance from April 1996 to December 1997. Since joining our company in 1996, his responsibilities have steadily expanded to include the areas of finance, strategic development, technology alliances and legal. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a member of CPA Australia.

ANDRE BORREL
Andre Borrel has served on our Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining our Board of Directors, Mr. Borrel was Senior Vice President and General Manager of Communications, Power and Signal Technology Group at Motorola Inc. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Master’s degree in Electronics from “Ecole Nationale Superieure des Telecommunications” in Paris, France.

CHARLES E. THOMPSON
Charles E. Thompson has served on our Board of Directors since September 1998 and is currently working as a consultant in the information technology/semiconductor technology industry. From 1973 to 1996, Mr. Thompson was World Marketing Senior Vice President at Motorola Inc. Prior thereto, Mr. Thompson was Computer Department Sales Director at General Electric. Mr. Thompson received his Bachelor of Science in Mathematics from the University of Washington.

TSUGIO MAKIMOTO, PhD
Dr. Tsugio Makimoto has served on our Board of Directors since September 1999 and has more than 40 years of working experience in the semiconductor industry. He is currently a consultant in the field of electronics after retiring from Sony Corporation, or Sony, in May 2005. He joined Sony in 2000 as Corporate Senior Executive Vice President, followed by Corporate Advisor in 2001. Prior to joining Sony, Dr. Makimoto has worked for Hitachi Ltd since 1959 where he has held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1997 and Corporate Chief Technologist since 1998. Dr. Makimoto was an auditor of Hitachi Chemical Corporation from 2000 to 2003. Dr. Makimoto is currently the Chairman of PDF Solutions (Japan) KK. He was nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto was also a visiting professor at Toyo University (1999-2001).

TAY SIEW CHOON
Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay was formerly a corporate advisor to Singapore Technologies Pte Ltd which ceased operations on December 31, 2004. Prior to that, he was Managing Director and Chief Operating Officer in Singapore Technologies Pte Ltd. From 1998 to 2000, Mr. Tay was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including Straco Corporation Limited, Pan-United Corporation Ltd, TauRx Therapeutics Ltd and Civil Aviation Authority of Singapore. Mr. Tay received his Bachelor of Engineering (Electrical) (Honors) from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).

PETER SEAH LIM HUAT
Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is currently a member of the Temasek Advisory Panel. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Seah was the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Before joining Singapore Technologies Pte Ltd, he was a banker for 32 years, 22 of which were with the Overseas Union Bank Ltd and before that with Citibank. He retired from his position as Vice Chairman and Chief Executive Officer at Overseas Union Bank Ltd in September 2001. Mr. Seah currently sits on the board of various companies including SembCorp Industries Ltd, CapitaLand Ltd, ST Engineering Ltd and STATS ChipPAC Ltd (formerly known as ST Assembly Test Services Ltd). Mr. Seah graduated from the former University of Singapore in 1968 with an honors degree in Business Administration. For his public service, he was awarded the Public Service Medal (1995) as well as the Public Service Star (1999) by the Singapore Government.

PHILIP TAN YUEN FAH
Philip Tan has served on our Board of Directors and as our Chairman of the Audit Committee since October 2003. He also currently sits on the board of various companies including Guthrie GTS Ltd and Singapore Food Industries Ltd. Mr. Tan was in the commerce and industry sector for 11 years prior to entering the banking and financial sector. He joined the Overseas Union Bank in 1979 holding various senior positions and retired in 2002 as Executive Vice President, Corporate Services. Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Laws from the University of Wolverhampton, UK. He also holds a post-graduate diploma in Business Administration from the Manchester Business School, UK. He is a Fellow of the Institute of Certified Public Accountants of Singapore, CPA (Australia), Chartered Association of Certified Accountants, UK and an Associate of the Chartered Institute of Management Accountants, UK.

PASQUALE PISTORIO
Pasquale Pistorio has served on our Board of Directors since May 2005 and is currently the Honorary Chairman of STMicroelectronics. Mr. Pistorio brings to Chartered more than 38 years of industry leadership experience. Mr. Pistorio is known for his business acumen, his contributions to Europe’s microelectronics industry, and his strong advocacy of environmental protection and corporate social responsibility. Among his numerous accolades, Mr. Pistorio received the “Lifetime Achievement Award” from Reed Electronics Group in 2003, was named first place in the “Top 25 Movers and Shakers” ranking by Time magazine in 2002, and was voted among the top 50 “Stars of Europe” by Business Week magazine. Mr. Pistorio’s greatest achievement was the integration of SGS Group with Thomson Semiconducteurs in 1987 to form SGS-THOMSON Microelectronics, which was renamed STMicroelectronics in 1998. Mr. Pistorio served as STMicroelectronics’ president and Chief Executive Officer from 1998 until his retirement in March 2005, during which STMicroelectronics grew to become one of the world’s top semiconductor companies. Mr. Pistorio holds a degree in electronics from the Polytechnic of Turin, Italy.

STEVEN H. HAMBLIN
Steven H. Hamblin has served on our Board of Directors and as a member of the Audit Committee since January 2006. He is currently an independent consultant and also sits on the Board of STATS ChipPAC Ltd, which is also dual listed on the Singapore Exchange and Nasdaq. Mr. Hamblin brings to Chartered more than 30 years of experience in the electronics industry. From 1984 to 1996, Mr. Hamblin held various senior positions in Compaq Computer Corporation or Compaq, including Vice President of Systems Division Operations, Vice President of Finance and Manufacturing Strategy, and Vice President and General Manager of the Asia/ Pacific Division. Prior to joining Compaq, Mr. Hamblin held various financial controller positions with Texas Instruments and General Instrument. Mr. Hamblin holds a Bachelor of Science degree in Civil Engineering from the University of Missouri, Columbia and a Master of Science degree in Industrial Administration from Carnegie-Mellon University. Mr. Hamblin is also a licensed CPA in the state of Texas.

MAURIZIO GHIRGA
Maurizio Ghirga has served on our Board of Directors and as a member of the Audit Committee since November 2006. Mr. Ghirga brings to Chartered more than 40 years of experience in the electronics and oil industries. Mr. Ghirga held various senior positions with ESSO Italy and ESSO Chemical Italy, both subsidiaries of EXXON Co. prior to joining SGS Microelectronics in 1983 as the chief financial officer. After a merger of SGS Microelectronics and Thomson Semiconductors and the formation of SGS-Thomson (now known as ST Microelectronics) in 1987, Mr. Ghirga was appointed as the corporate vice president and chief financial officer. Mr Ghirga, in his capacity as chief financial officer of ST Microelectronics, contributed to the initial public offering of ST Microelectronics on the New York Stock Exchange in 1994. After his retirement in 2003, Mr. Ghirga served as the senior advisor to the president of ST Microelectronics. From early 2005 to the middle of 2006, Mr. Ghirga was the president and chief executive officer of Accent srl Design Technology Services, a silicon-design joint venture company between ST Microelectronics and Cadence Design Systems Inc. Mr. Ghirga holds degrees in economics and finance at the University of Genoa.

GEORGE THOMAS
George Thomas has served as our Senior Vice President and Chief Financial Officer since March 2005 and oversees our company’s finance, investor relations and legal functions. He also served as our Vice President and Chief Financial Officer since August 2002 and Vice President of Finance since September 2000. He joined our company in May 2000 as Group Controller. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive in 1978. From June 1983 to April 2000, he held various positions at Schlumberger’s Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since April 2001 and the Board of Directors of Silicon Manufacturing Partners Pte Ltd as an alternate director since July 2003. Mr. Thomas received his bachelor degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.

ANG KAY CHAI
Ang Kay Chai has served as our Senior Vice President, Fab Operations, since September 2002. Mr. Ang is responsible for the manufacturing strategy and operational excellence across all of Chartered’s fabs. Mr. Ang returned to Chartered after spending four years at Silterra Malaysia Sdn, Bhd., where he was responsible for fab operations. There, he led teams in technology partner selection, green field fab start-up, transfer of 0.25um and 0.18um technology and development of foundry-compatible process capabilities. Prior to that, Mr. Ang spent nine years at Chartered where he led the initial conception, development and ramp of Fab 2 and Fab 3. Mr. Ang first joined Chartered in 1989 and was one of the pioneers on Chartered’s Fab 1 team. Mr. Ang holds a Master of Science degree in Engineering from the University of Texas and a Bachelor of Engineering degree from the National University of Taiwan.

HSIA LIANG CHOO, PhD
Dr. Hsia Liang Choo has served as our Senior Vice President, Technology Development since June 2005. He is responsible for Chartered’s technology development organization and directing our company’s efforts toward technology leadership in the foundry industry. From October 2000 to May 2005, Dr. Hsia served as our Vice President of Advanced Module Development and led Chartered’s collaborative development efforts at 90nm and 65nm. Dr. Hsia draws on nearly 25 years of experience in semiconductor technology development. Prior to joining Chartered, Dr. Hsia was director of technology development at United Microelectronics Corporation in Taiwan. He also spent over a decade with IBM as an advisory scientist in various divisions. Dr. Hsia was awarded 25 US patents with 16 more pending, and his work was featured in more than 80 technical publications. Dr. Hsia holds a doctorate degree in physics from Ohio State University.

MICHAEL J. REKUC
Michael J. Rekuc has served as our Senior Vice President, Worldwide Sales and Marketing since August 2003. He has the overall responsibility for global sales, marketing and services, customer support and regional business operations. From January 1999 to July 2003, Mr. Rekuc served as our President of our Americas operations. Mr. Rekuc has over 30 years of electronics and semiconductor industry experience. From 1976 until joining Chartered in January 1999, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His last few positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a two-year role as vice president and sales director for personal computers, computing and peripherals. Mr. Rekuc holds a BSEE from Lawrence University of Technology.

SIMON YANG, PhD
Dr Simon Yang has served as our Senior Vice President and Chief Technology Officer since October 2005. Dr. Yang is responsible for developing and driving strategic programs in support of Chartered’s corporate objectives and long-term strategic direction. Dr. Yang brings more than 18 years of experience in the semiconductor industry. He previously held key positions in technology development and advanced fab operations. Dr. Yang was a senior vice president for logic technology development and manufacturing at Semiconductor Manufacturing International Corporation (SMIC) and prior to that, a director of logic device and process integration at Intel. Prior to joining Chartered, he was president and Chief Executive Officer of Ciwest, a semiconductor start-up based in China. Dr. Yang has been awarded 12 U.S. patents and is the author or co-author of more than 30 technical papers. Dr. Yang holds a bachelor’s degree in electrical engineering from Shanghai University of Science and Technology, and a master’s degree in physics and doctorate degree in materials engineering from Rensselaer Polytechnic Institute in Troy, New York.

ROY KANNAN
Roy Kannan has served as our Vice President and Chief Information Officer, or CIO, since September 2003. Mr. Kannan is responsible for our global information technology organization and for driving our company’s strategic initiative to extend a virtual business systems network for supporting the business systems network for supporting the business requirements of customers, partners, suppliers and employees. He joined us from the RGM group, a multidivisional conglomerate, where he was the CIO. His responsibilities included the revamp of our company’s data, voice, network and security infrastructure, as well as the management of information systems, or IS, operations and data centers. During Mr. Kannan’s more than 20 years of experience in the IS industry, he has held senior positions at leading IS solutions companies such as Compaq, Mastek, Digital Equipment and Patni. Mr. Kannan holds a Bachelor of Chemical Engineering from the Indian Institute of Technology, Madras, and a postgraduate diploma in management from the Indian Institute of Management, Ahmedabad.

LEOW KIM KEAT
Leow Kim Keat was appointed vice president, customer support operations and supply management organization (SMO) in November 2006. Previously vice president of customer support operations, Mr. Leow took on the added role of SMO leadership in November 2006, overseeing the company’s relationships with vendors and turnkey partners. Meanwhile, Mr. Leow continues to lead the customer support operations, as he has since February 2002, with responsibilities for corporate factory planning, industrial engineering, factory capacity; business planning and planning systems as well as tapeout operations and pricing. Mr. Leow has over 21 years of experience in semiconductor manufacturing, including more than 14 years with Chartered. Prior to Chartered, Mr. Leow spent over seven years at Texas Instruments Singapore where he held various manufacturing positions. Mr. Leow holds a Bachelor of Science from the National University of Singapore and a Graduate Diploma in Business Administration from the Singapore Institute of Management.

NG SENG HUWI
Ng Seng Huwi has served as our Vice President, Human Resources since July 2003. Mr. Ng is responsible for the overall development and implementation of policies and processes in our company’s human resources management system. Mr. Ng brings with him extensive work experience in a number of large multi-national companies. He joined us from Praxair Inc., where he was vice president of Asia Human Resources with responsibilities that included ensuring organizational effectiveness, improving productivity and managing performance. During his 24-year professional career, Mr. Ng has lived and worked around the world, holding a variety of human resources, engineering and operations positions in global companies, including Schlumberger, Unilever and ICI. Mr. Ng holds a Bachelor of Engineering (Honors) from the University of Aberdeen in Scotland and an MBA from the University of Sheffield, England.

TAN SENG CHAI
Tan Seng Chai has served as our Vice President, Strategy Resources since July 2003. Mr. Tan has overall responsibility for the coordination of Chartered’s long-term strategic initiatives and serves as the liaison with the management team, as well as the external communication teams. Prior to his appointment, Mr. Tan served as our Vice President, Human Resources from July 1999 to July 2003. He joined our company in April 1996 as a human resource manager. Mr. Tan has more than 17 years of experience in the semiconductor industry. He began his career at National Semiconductor Manufacturer Pte Ltd in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd in 1994 and prior to joining our company, he was Creative Technology Ltd’s Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Honors) from the National University of Singapore in 1987 and a Master of Science (Industrial and System Engineering) from the National University of Singapore in 1991.

TONY TSAI
Tony Tsai has served as our Vice President, Quality and Reliability Assurance since October 2006. Mr. Tsai is responsible for our quality and reliability assurance operations. Mr. Tsai has over 30 years of experience in driving quality in manufacturing operations. Before joining Chartered, he spent more than 10 years with Powerchip Semiconductor Corporation, where he last held the position of chief quality officer. Prior to that, Mr. Tsai was head of reliability and quality assurance operations at Motorola Taiwan. He also held quality control and assurance positions in Bourns (Electronics) Taiwan and Precision Monolithic Incorporation, an analog integrated circuit testing company which has since been bought over by Analog Devices Inc. Mr. Tsai holds a Bachelor of Electronics Engineering from Tamkang University, Taiwan, and an Executive Master of Business Administration from the National Chiao Tung University, Taiwan.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
Our company’s total compensation framework is aimed to link our employees’ compensation to annual overall business and personal performance targets, and create sustained wealth for the shareholders. To ensure competitiveness, we consistently benchmark our total compensation plan with relevant market practices to attract and retain talents in the tight market human capital environment in the semiconductor industry.
Our compensation mix consists of annual base salary, short-term incentives, long-term incentives and other benefits. We provide competitive annual base salary to our employees. Short-term incentives are paid in the form of variable cash bonuses on a quarterly and annual basis. Employees are rewarded for meeting short-term company financial targets. The short-term incentives are also based on overall individual performance and behavioral ratings.
The long-term incentives comprise deferred retention plans for critical resources and share-based compensation plan. Deferred retention plans refer to compensation schemes where monetary rewards are granted to employees who are our critical resources but the payments are deferred over a period of time. We currently have three share-based compensation plans, namely our Share Option Plan 1999, or the 1999 Option Plan, our Chartered Employee Share Purchase Plan, or Chartered ESPP 2004, and the Share Purchase Plan for employees of SMP, or SMP ESPP 2004. The objective of the share-based compensation plans is to reward key employees for achieving long-term company targets and to create employee share ownership. Participation in the share-based compensation plan depends on the individual responsibility, performance level and contributions to the business. Other benefits provided to employees include leave, medical, group insurance and other employee welfare benefits, which we believe are comparable to industry practices. We also regularly organize activities for employees and their families to enhance their work-life balance.
Our overall compensation philosophy is to ensure competitive annual base salary and benefits to our employees, with variable components tied to delivery of company financial results, and individual performance and contributions to the business.
To drive growth and profitability of the company and to motivate our senior management and employees to work towards achieving the company’s annual and long-term performance goals, the ERCC has introduced, and may from time to time introduce, compensation schemes such as performance bonus, executive incentive plans and share-based compensation plans. At the 2007 shareholders’ annual general meeting we intend to propose the adoption of two new share-based compensation plans, namely, the Restricted Share Unit Plan 2007 and the Performance Share Unit Plan 2007 for shareholders’ approval. More details are provided in this proxy statement Appendix 1 and Appendix 2.
During 2006, we granted options to purchase 4,750,000 ordinary shares to our directors and senior management. These options were granted under our Option Plan 1999. The exercise price of these options is S$1.21. The expiration dates of these options range from August 25, 2011 to August 26, 2016, subject to annual vesting requirements.
The aggregate compensation we paid to or accrued for all of our directors and senior management for services rendered to us and our subsidiaries during the fiscal years ended December 31, 2005 and 2006 were approximately $5.2 million and $6.0 million, respectively. The increase is mainly due to the increase in retainer fees payable to directors and the variable bonus awarded to the senior management (including amounts paid to or accrued for our Chief Executive Officer and President and our top five senior executives) in view of the goals attained and performance of our company in 2006.
We also provide our directors and our senior management with customary director or senior management insurance, as appropriate. Our President and Chief Executive Officer does not have a guaranteed minimum annual bonus.
We provide a table below setting out the compensation paid or proposed to be paid to our directors for services rendered during the fiscal year ended December 31, 2006.

We also provide below a table setting out the aggregate compensation paid or proposed to be paid to our Chief Executive Officer and President and our top five senior executives for services rendered during the fiscal year ended December 31, 2006. The table also sets out the names of the top five senior executives, their compensation categorized in the bands of $200,000 and a breakdown in percentage terms of the remuneration earned through base salary, variable or performance-related bonuses, benefits in kind and share options granted.
Compensation table for directors for services rendered in the year ended December 31, 2006

	Salary(1)	Bonus(2)	Others(3)	Director's Fees(4)	Total
	($ in thousands)

Chia Song Hwee	490	469	149	—	1,108
James A. Norling	—	—	—	108	108
Andre Borrel	—	—	—	66	66
Charles E. Thompson	—	—	—	57	57
Tsugio Makimoto	—	—	—	50	50
Tay Siew Choon	—	—	—	45	45
Peter Seah Lim Huat	—	—	—	51	51
Philip Tan Yuen Fah	—	—	—	49	49
Pasquale Pistorio	—	—	—	51	51
Steven H. Hamblin(5)	—	—	—	61	61
Sum Soon Lim(6)	—	—	—	18	18
Robert E. La Blanc(6)	—	—	—	23	23
Maurizio Ghirga(5)	—	—	—	12	12
Total as of December 31, 2006	490	469	149	591	1,699

Total as of December 31, 2005	406	194	35	463	1,098

Notes:

(1)	Base salary (inclusive of employers’ Central Provident Fund, or CPF).

(2)	Bonus paid in February 2007 for services rendered in 2006, inclusive of employer CPF contribution.

(3)	Allowances (inclusive of employers’ CPF) and others.

(4)	Shareholders’ approval will be sought at our annual general meeting to be held in April 2007 for the payment of our directors’ fees of approximately $591,000 for the fiscal year ended December 31, 2006.

(5)	Messrs. Steven H. Hamblin and Maurizio Ghirga were appointed as our Directors in January 2006 and November 2006, respectively.

(6)	Messrs Sum Soon Lim and Robert E. La Blanc retired from our Board of Directors in April 2006.

(7)	For disclosure purposes, all payments in Singapore dollars are converted to United States dollars based on the exchange rate of S$1.5418 = $1.00 as of December 31, 2006.

Compensation table for Chief Executive Officer and President and top five senior executives for services rendered in the year ended December 31, 2006.

	Salary (1)	Bonus (2)	Others (3)	Total	Total Options	Exercise Price	Exercise Period
					Granted in	S$
					2006 (4)
($ in thousands, except options data)

Above $900,000
Chia Song Hwee	490	469	149	1,108	1,000,000	1.21	25/08/2007 to 25/08/2016

	44%	42%	14%	100%

$700,000 —$899,000
Nil

$500,000 — $699,000
Aggregate of top five senior executives	1,694	613	716	3,023	2,100,000	1.21	25/08/2007 to 25/08/2016

Average per person	339	123	143	605

Ang Kay Chai	65%	26%	9%	100%	400,000	1.21	25/08/2007 to 25/08/2016
George Thomas	56%	22%	22%	100%	400,000	1.21	25/08/2007 to 25/08/2016
Hsia Liang Choo	50%	13%	37%	100%	400,000	1.21	25/08/2007 to 25/08/2016
Michael J Rekuc	58%	16%	26%	100%	400,000	1.21	25/08/2007 to 25/08/2016
Yang Simon Shi-Ning	53%	25%	22%	100%	500,000	1.21	25/08/2007 to 25/08/2016

Notes:

(1)	Base salary (inclusive of employers’ Central Provident Fund, or CPF).

(2)	Bonus paid in February 2007 for services rendered in 2006, inclusive of employer CPF contribution.

(3)	Allowances (inclusive of employers’ CPF) and others.

(4)	In number of ordinary shares.

(5)	For disclosure purposes, all payments in Singapore dollars are converted to United States dollars based on the exchange rate of S$1.5418 = $1.00 as of December 31, 2006.
BOARD PRACTICES AND BOARD COMPOSITION
Our Articles of Association set the minimum number of directors at two. We currently have 11 directors. A portion of our directors (including our President and Chief Executive Officer) retire by rotation and are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our contracts with our directors (and also our senior management) do not have fixed expiry dates but can be terminated by either party subject to notice provisions. None of our directors receive benefits upon termination of their appointment in their capacity as directors. Messrs. Sum Soon Lim and Robert E. La Blanc retired at our annual general meeting of shareholders in April 2006 and did not seek re-election. Messrs. Steven H. Hamblin and Maurizio Ghirga were appointed to our Board of Directors on January 1, 2006 and November 2, 2006, respectively.

As of December 31, 2006, Temasek, through its subsidiary, ST Semiconductors, beneficially owned approximately 59.56% of our outstanding ordinary shares. As such, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.
Under Nasdaq rules, companies that satisfy the definition of a “Controlled Company” may be exempt from certain regulatory requirements. The regulatory requirements which a “Controlled Company” is exempt from include:
•	the requirement that a majority of Board members must be independent;
•	the requirement that the compensation committee must be comprised solely of independent directors, or that compensation of our senior management must be made by a majority of the independent directors on the full Board; and
•	the requirement that the nomination committee must be comprised solely of independent directors or that nominations must be made by a majority of the independent directors on the full Board.
A “Controlled Company” is defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As Temasek through its subsidiary owns more than 50% of our outstanding ordinary shares, our company falls under the definition of “Controlled Company” and our Board has resolved to rely on the exemption for a “Controlled Company” as provided under the Nasdaq rules. However, our Board may from time to time review this decision.
The Board of Directors held five meetings during the fiscal year ended December 31, 2006, including four regularly scheduled meetings and one special meeting. The Board of Directors also held meetings without senior management in regular sessions which are generally held immediately after a regularly scheduled Board meeting.
COMMITTEES OF THE BOARD OF DIRECTORS

(a)	Executive Committee
The Executive Committee of our Board of Directors was established to enable our Board to delegate some of its powers and functions regarding the governing of the affairs of our company and our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Tay Siew Choon and Chia Song Hwee. The Executive Committee held one meeting during the fiscal year ended December 31, 2006.

b)	Audit Committee
The Audit Committee of our Board of Directors consists of three members. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendations of our independent auditors and the response of our company’s management to both the internal and external audits. The Audit Committee met four times in 2006 with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Temasek group. In December 2004, the Audit Committee adopted a Whistleblower Program to encourage ethical conduct and facilitate disclosures. In addition, the Audit Committee has also established a Business Ethics and Review Committee to implement and administer our company’s policies on ethical conduct and to receive, retain, investigate and act on complaints and concerns of employees regarding violations of our company’s human resource policies addressing employee business practices and our code of ethics.
The members of the Audit Committee are Messrs. Philip Tan Yuen Fah (chairman), Steven H. Hamblin and Maurizio Ghirga (appointed as of November 2, 2006). The Audit Committee held nine meetings during the fiscal year ended December 31, 2006. Mr. Andre Borrel ceased to be a member of the Audit Committee on February 1, 2007.

(c)	Executive Resource and Compensation Committee
The Executive Resource and Compensation Committee, or the ERCC, of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. The ERCC establishes compensation policies for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership plans for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and talented executives.
The members of the ERCC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Charles E. Thompson and Tay Siew Choon. The ERCC held five meetings during the fiscal year ended December 31, 2006.

(d)	Nominating Committee
The Nominating Committee, or the NC, of our Board of Directors was established primarily to support and advise our company in ensuring that the Board of our company is comprised of individuals who are best able to discharge their responsibilities as directors having regard to the law and the highest standards of governance. The NC is responsible for recommending suitable candidates to the Board for election as directors of our company focusing, in particular, on candidates who can add value to the management through their contributions in the relevant strategic business areas and who collectively will result in a strong and diverse board.
The members of the NC are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Andre Borrel, Charles E. Thompson and Tay Siew Choon. The NC held four meetings during the fiscal year ended December 31, 2006.
SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares including ordinary shares held directly or in the form of ADSs for each of our directors and our president and chief executive officer and all of our directors and senior management as a group as of December 31, 2006, based on an aggregate of 2,535,895,593 ordinary shares outstanding as of such date.

	No. of Ordinary Shares
	Beneficially
Directors	Owned (1)
James A. Norling	1,596,804
Chia Song Hwee	6,227,128
Andre Borrel	312,947
Charles E. Thompson	285,054
Tsugio Makimoto	228,304
Tay Siew Choon	461,326 >	Please see
Peter Seah Lim Huat	301,887	note (2)
Philip Tan Yuen Fah	170,000	below
Pasquale Pistorio	2,560,000
Steven H. Hamblin	10,000
Maurizio Ghirga	0

All directors and senior management (3) as a group (21 persons)	21,173,271

Notes:

(1)	Gives effect to the ordinary shares issuable within 60 days from December 31, 2006 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Except for 36,000 shares held by James A. Norling and 132,070 shares held by Michael J. Rekuc which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(2)	Less than 1% of our outstanding ordinary shares as of December 31, 2006.

(3)	None of our directors or senior management individually owns 1% or more of our outstanding ordinary shares.
SHARE OPTIONS FOR DIRECTORS
The following table contains information pertaining to share options held by directors as of December 31, 2006.

Directors	As of December 31, 2006		Exercise Price S$	Exercise Period
James A. Norling	58,609		3.46	22/02/2003 to 22/02/2007
	1,172,195		3.88	01/05/2002 to 01/05/2012
	58,609		1.86	30/08/2003 to 30/08/2007
	50,000		0.72	28/02/2004 to 28/02/2008
	60,000		1.10	29/08/2004 to 29/08/2008
	110,000		1.70	27/02/2005 to 27/02/2009
	110,000		1.16	26/08/2006 to 26/08/2010
	120,000	*	1.21	25/08/2007 to 25/08/2011

Chia Song Hwee	20,935		1.00	28/11/1998 to 28/11/2007
	61,704		0.80	30/11/1998 to 29/11/2008
	26,444		0.80	30/04/1999 to 29/04/2009
	234,439		2.86	29/10/1999 to 29/10/2009
	70,331		2.86	29/04/2000 to 29/10/2009
	410,268		14.24	06/04/2001 to 06/04/2010
	527,487		10.12	03/10/2001 to 03/10/2010
	263,743		4.05	28/03/2002 to 28/03/2011
	263,743		4.26	15/08/2002 to 15/08/2011
	234,439		3.46	22/02/2003 to 22/02/2012
	2,344,391		1.86	30/08/2003 to 30/08/2012
	300,000		0.72	28/02/2004 to 28/02/2013
	700,000		1.10	29/08/2004 to 29/08/2013
	1,000,000		1.70	27/02/2005 to 27/02/2014
	220,000		1.02	30/07/2004 to 30/07/2014
	1,000,000		1.16	26/08/2006 to 26/08/2015
	1,000,000	*	1.21	25/08/2007 to 25/08/2016

Andre Borrel	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000		1.70	27/02/2005 to 27/02/2009
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000	*	1.21	25/08/2007 to 25/08/2011

Charles E. Thompson	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000	*	1.21	25/08/2007 to 25/08/2011

Tsugio Makimoto	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000	*	1.21	25/08/2007 to 25/08/2011

Directors	As of December 31, 2006		Exercise Price S$	Exercise Period
Peter Seah Lim Huat	23,443		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000		1.70	27/02/2005 to 27/02/2009
	85,000		1.16	26/08/2006 to 26/08/2010
	95,000	*	1.21	25/08/2007 to 25/08/2011

Tay Siew Choon	29,304		3.46	22/02/2003 to 22/02/2007
	234,439		3.88	01/05/2002 to 01/05/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000	*	1.21	25/08/2007 to 25/08/2011

Philip Tan Yuen Fah	85,000		1.70	27/02/2005 to 27/02/2009
	85,000		1.16	26/08/2006 to 26/08/2010
	95,000	*	1.21	25/08/2007 to 25/08/2011

Pasquale Pistorio	60,000		1.16	26/08/2006 to 26/08/2010
	70,000	*	1.21	25/08/2007 to 25/08/2011

Steven H. Hamblin	70,000	*	1.21	25/08/2007 to 25/08/2011

Note:

* Options that were granted in 2006.
EMPLOYEE BENEFIT PLANS
Share Option Plan 1999
On March 30, 1999, we adopted our Share Option Plan 1999, which we refer to as the 1999 Option Plan. The purpose of the plan is to put our company in a competitive position as an employer. Options granted under the 1999 Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.
The 1999 Option Plan is administered by the ERCC. Our employees, employees of SMP, our outside directors and consultants are eligible to receive option grants subject to certain exceptions as provided in the 1999 Option Plan. An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares is not eligible for the grant of options unless:
•	the exercise price of the option is at least 110% of the fair market value of an ordinary share on the date of grant; and

•	in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.
The aggregate number of ordinary shares that may be issued under the 1999 Option Plan and under any other share incentive and option schemes or agreements may not exceed 227,647,883 ordinary shares, as adjusted from 197,160,000 to give effect to the October 2002 Rights Offering.
If an outstanding option expires for any reason or is cancelled or otherwise terminated, the ordinary shares allocable to the unexercised portion of such option will again be available for the purposes of the plan and all other share incentive and option schemes approved by the ERCC. The exercise price of an incentive stock option shall not be less than 100% of the fair market value of an ordinary share on the date of grant. In no event will the exercise price for an option be below par value.
The exercisability of options outstanding under the 1999 Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the 1999 Option Plan.

Each grant under the 1999 Option Plan is evidenced by a share option agreement and the term of options granted may not exceed ten years from the date of grant. If the optionee’s service with us is terminated, the optionee’s outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee’s service terminates.
As of December 31, 2006, options to purchase 119,842,980 ordinary shares were issued and outstanding under our 1999 Option Plan, of which options to purchase 28,659,419 ordinary shares were held by our directors and senior management. The exercise prices of all outstanding options range from S$0.69 to S$14.24 and the expiration dates of all options range from February 22, 2007 to October 3, 2016.
The 1999 Option Plan will terminate automatically on January 28, 2009, ten years after the date on which the Board adopted the 1999 Option Plan. The ERCC may amend, suspend or terminate the 1999 Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the 1999 Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive share options, will be subject to the approval of our shareholders.
Employee Share Purchase Plans
In April 2004, we adopted our Chartered Employee Share Purchase Plan, which we refer to as the Chartered ESPP 2004, and Share Purchase Plan for employees of SMP, which we refer to as the SMP ESPP 2004. The Chartered ESPP 2004 was established as part of our overall employee compensation policy to put our company and SMP in a competitive position as an employer. The Chartered ESPP 2004 and the SMP 2004 are on substantially similar terms except that the Chartered ESPP 2004 is intended to qualify under Section 423 of the Code while the SMP ESPP 2004 is not intended to qualify under Section 423 of the Code.
The Chartered ESPP 2004 and SMP ESPP 2004 are administered by the ERCC. Subject to certain restrictions, our employees are eligible to participate in the Chartered ESPP 2004 and certain employees of SMP are eligible to participate in the SMP 2004. Eligible employees who elect to participate in the Chartered ESPP 2004 or the SMP ESPP 2004 may designate up to 10% of their respective monthly compensation towards the purchase of our company’s shares. Prior to March 2005, the purchase price of our company’s shares under Chartered ESPP 2004 and SMP ESPP 2004 prior to the offering cycle commencing March 1, 2005 was at a price representing the lower of (a) a 15% discount from the fair market value of the ordinary shares on the last trading day in such offering period, or (b) a 15% discount of the fair market value of the ordinary shares on the last trading day before the commencement of such offering period. The ERCC however may alter the method of determining the purchase price payable by the participants in order to reduce or eliminate any share based compensation charge which our company may incur with respect to the Chartered ESPP 2004 or SMP ESPP 2004. With effect from March 1, 2005, the purchase price of our company’s shares under Chartered ESPP 2004 and SMP ESPP 2004 was increased to a price representing 95% of the fair market value of the ordinary shares applied to our company’s average share price on the last trading day of the offer period.
The aggregate number of ordinary shares that are available for purchase under the Chartered ESPP 2004 and the SMP ESPP 2004 taken together is 30,000,000 ordinary shares with a limit of 3,000,000 ordinary shares per calendar year. A total of 1,155,720 ordinary shares were issued in 2006 under the Chartered ESPP 2004 and the SMP ESPP 2004.
The Board has the right to amend, suspend or terminate the Chartered ESPP 2004 or the SMP ESPP 2004 at any time and without notice. Shareholders’ approval will be required, however, to change the maximum aggregate number of ordinary shares to be issued under the plans, except for a change in the number of ordinary shares due to a share dividend, a subdivision or consolidation of ordinary shares, or other change in our capital structure. In addition, shareholders’ approval will be required to change the eligibility requirements for participation in the Chartered ESPP 2004 or the SMP ESPP 2004, and for any other amendment of the plans to the extent required by applicable law or regulation.

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2006

		(b)	(c)
		Weighted-	Number of Securities
	(a)	average	Remaining Available
	Number of Securities	Exercise Price of	for Future Issuance
	to be Issued upon	Outstanding	under Equity
	Exercise of	Options,	Compensation Plans
	Outstanding Options	Warrants and	(Excluding Securities
Plan category	Warrants and Rights	Rights	in Column (a))
Equity compensation plans approved by shareholders	119,842,980	$1.89	108,223,143
Equity compensation plans not approved by shareholders	N.A.*	N.A.*	N.A.*
Total	119,842,980	$1.89	108,223,143

Note:

* Chartered does not have any equity compensation plans which have not been approved by shareholders.
MAJOR SHAREHOLDERS
The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of January 31, 2007 based on an aggregate of 2,536,172,438 ordinary shares outstanding as of such date:

	Ordinary Shares (1)
	Beneficially Owned (2)
Shareholders Holding 5% or More(3)	Number	Percentage
Temasek Holdings (Private) Limited	1,510,324,883	59.55%

Notes:

(1)	The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	The 1,510,324,883 ordinary shares beneficially owned by Temasek consists of the 1,510,324,883 ordinary shares held by ST Semiconductors out of which 215,000,000 ordinary shares are subject to the terms of a securities lending agreement entered into by ST Semiconductors with a certain financial institution. ST Semiconductors is a wholly-owned subsidiary of Temasek. Temasek may therefore be deemed to beneficially own the shares owned by ST Semiconductors.
As of January 31, 2007, 669,129 of our ordinary shares, representing 0.03% of our outstanding ordinary shares, were held by a total of 108 holders of record with addresses in the U.S. As of the same date, 8,274,110 of our ADSs (representing 82,741,100 ordinary shares), representing 3.26% of our outstanding ordinary shares, were held by a total of 10 registered holders of record with addresses in and outside of the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

STOCK PERFORMANCE GRAPH
The Stock Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933 or under the U.S. Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.
This graph compares the total shareholder return of the Company’s ADSs with the S&P 500 Index and the S&P Semiconductors Index over a period from December 31, 2001 to December 31, 2006. The total shareholder return assumes $100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index and the S&P Semiconductors Index. It also assumes reinvestment of all dividends.
Pursuant to the rules and interpretations of the U.S. Securities and Exchange Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company’s ADSs on December 31, 2001, which was $22.61 (after adjusting for the October 2002 Rights Offering).
The historical data of our ADS prices has been adjusted to reflect the October 2002 Rights Offering.
The comparisons in the graph are based on historical data and are not intended to forecast the possible future performance of the Company’s ADSs or Ordinary Shares. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.
CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on December 31, 2001 with dividends reinvested

	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec
	01	02	02	02	02	03	03	03	03	04	04	04	04	05	05	05	05	06	06	06	06
Chartered Semiconductor Manufacturing Ltd.-ADR	$100	$102	$76	$24	$17	$15	$23	$38	$45	$42	$36	$27	$27	$27	$34	$30	$34	$43	$38	$33	$37
S&P © 500	$100	$100	$87	$72	$78	$75	$87	$89	$100	$102	$104	$102	$111	$109	$110	$114	$117	$122	$120	$127	$135
S&P © Semiconductors Index	$100	$100	$62	$43	$49	$52	$64	$80	$96	$89	$87	$66	$76	$75	$82	$86	$86	$81	$74	$79	$78

Copyright © 2007, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.

Note :	An adjustment factor of 0.8552 has been applied to historical ADS prices prior to September 12, 2002 to reflect the Company’s eight-for-ten October 2002 Rights Offering.
BY ORDER OF THE BOARD
LOOI LEE HWA (MS)
COMPANY SECRETARY
Singapore
March 28, 2007

APPENDIX 1
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
RESTRICTED SHARE UNIT PLAN 2007

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
RESTRICTED SHARE UNIT PLAN 2007

SECTION 1.	ESTABLISHMENT AND PURPOSE
1.1	The purpose of the Plan is to offer selected individuals an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, through the grant of Restricted Share Units (“RSUs”).

1.2	Capitalized terms are defined in Section 18 hereof.

SECTION 2.	ADMINISTRATION OF THE PLAN
2.1	The Plan shall be administered by the Board of Directors in its absolute discretion. The Board of Directors may delegate the administration of the Plan to one or more Committees.

2.2	If administration is delegated by the Board of Directors to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board of Directors, including the power to delegate to a subcommittee consisting of the senior management of the Company any of the administrative powers the Committee is authorized to exercise, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board of Directors.

2.3	The Board of Directors may abolish the Committee at any time and revest in the Board of Directors the administration of the Plan. Any reference to the Board of Directors in the Plan shall be construed as a reference to the Committee (if any) to whom the Board of Directors has assigned a particular function.

2.4	At such time as a Grantee is subject to Section 16 of the U.S. Exchange Act, in the discretion of the Board of Directors, a Committee shall consist solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. Notwithstanding the foregoing, the Board of Directors or the Committee may delegate to a committee of one or more members of the Board of Directors who are not Non-Employee Directors the authority to grant RSUs to eligible persons who are not then subject to Section 16 of the U.S. Exchange Act.

2.5	With respect to any RSU that is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation, the Plan shall be administered by a Committee consisting solely of two or more Non-Employee Directors each of whom is an “outside director,” within the meaning of Section 162(m) of the U.S. Tax Code.

SECTION 3.	AUTHORITY OF THE BOARD OF THE DIRECTORS
3.1	Subject to the provisions of the Plan, the Board of Directors shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan, including, without limitation, to
(i)	select Grantees from the individuals eligible to receive RSUs under the Plan;

(ii)	grant RSUs in accordance with the terms of the Plan;

(iii)	determine the terms and conditions of each RSU;

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(iv)	specify and approve the provisions of the RSU Agreements, including, without limitation, the vesting schedule, the transferability, the effect of termination of employment and the delivery of cash or Shares, in connection with the RSUs;

(v)	determine that an RSU shall vest or be granted subject to satisfaction of one or more performance goals and the duration of any performance period during which such performance goals are to be achieved;

(vi)	construe and interpret the Plan, any RSU Agreement and any other agreement or document executed or delivered pursuant to the Plan;

(vii)	prescribe, amend and rescind rules and procedures relating to the Plan or any RSU, including determining the forms and agreements used in connection with the Plan; provided that the Committee may delegate to the Company’s General Counsel the authority to approve revisions to the forms and agreements used in connection with the Plan that are designed to facilitate Plan administration;

(viii)	correct any defect, supply any omission, or reconcile any inconsistency in the Plan, any grant of an RSU or RSU Agreement;

(ix)	grant waivers of the Plan or RSU conditions;

(x)	employ such legal counsel, independent auditors and consultants as it deems desirable for the administration of the Plan and to rely upon any opinion received therefrom;

(xi)	vary the terms of RSUs to take account of tax, securities law and other regulatory requirements of foreign jurisdictions;

(xii)	make all legal and factual determinations; and

(xiii)	make all other determinations and take any other action desirable or necessary to interpret, construe or implement properly the provisions of the Plan or any RSU Agreement.
3.2	All decisions, interpretations and other actions of the Board of Directors or the Committee made pursuant to any provision of the Plan shall be final, binding and conclusive on all Grantees and all persons deriving their rights from a Grantee.

3.3	Subject to Section 11 hereof with respect to Section 162(m) Awards, performance goals (if applicable) shall be determined by the Board of Directors and will be designed to support the business strategy, and align Grantee interests with company and shareholder interests. With respect to RSUs that are not intended to qualify as Qualified Performance-Based Compensation, performance criteria and performance goals will be based on such performance measurements as the Board of Directors may deem appropriate. These criteria and goals may be measured: individually, alternatively or in any combination; with respect to the Company, a subsidiary, SMP, division, business unit, product line, product or any combination of the foregoing; on an absolute basis, or relative to a target, to a designated comparison group, to results in other periods or to other external measures; and including or excluding items that could affect the measurement, such as extraordinary or unusual and nonrecurring gains or losses, litigation or claim judgments or settlements, material changes in tax laws, acquisitions or divestitures, the cumulative effect of accounting changes, asset write-downs, restructuring charges, or the results of discontinued operations.

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SECTION 4.	ELIGIBILITY
4.1	Employees, Directors and Consultants shall be eligible for the grant of RSU at the absolute discretion of the Board of Directors.

SECTION 5.	SHARES AVAILABLE TO THE PLAN
5.1	Shares offered under the Plan may be unissued Shares or existing Shares (which may include, where desired, any Shares held by the Company in treasury). Subject to the Companies Act, Chapter 50 of Singapore, the Company shall have the flexibility to deliver Shares to the Grantees by way of an allotment of new Shares and/or the transfer of existing Shares, including any Shares held by the Company in treasury.

5.2	Subject to adjustment as provided pursuant to Section 10 hereof, the maximum aggregate number of Shares that may be issued or transferred under this Plan and any other share based compensation plans of the Company shall not exceed 380 million Shares. The maximum aggregate number of Shares with respect to this Plan and any other share based compensation plans of the Company that may be granted during any calendar year shall not exceed 50 million Shares.

5.3	The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan.

5.4	For purposes of determining the number of Shares that remain available for issuance or transfer under the Plan, the following Shares shall not count towards the maximum limit set forth in Section 5.2 and shall again be available for the purposes of the Plan and all other share based compensation plans, incentive and option schemes approved by the Board of Directors:
(i)	The number of Shares acquired by the Company in satisfaction of any tax withholding requirement; and

(ii)	The number of Shares subject to an RSU that is cancelled or otherwise terminated without the payment or issuance of cash, Shares or other property in respect thereof.
Notwithstanding the provisions of this Section 5.4, no Shares may again be available or issued or transferred if such action would cause an “incentive stock option” granted under any share based compensation plan of the Company to fail to qualify as an incentive stock option under Section 422 of the U.S. Tax Code.
5.5	The maximum aggregate number of Shares with respect to one or more RSUs that may be granted to any one Grantee during any calendar year shall not exceed 5 million Shares.

SECTION 6.	TERMS AND CONDITIONS OF RSUs
Grant
6.1	Subject to the provisions of the Plan, the Board of Directors shall have sole and complete authority to determine to whom RSUs shall be granted, the number of RSUs to be granted to each Grantee, the duration of the period during which, and the conditions under which (including time-based vesting) the RSUs shall be granted or forfeited to the Company and the other terms and conditions of the RSUs.
RSU Agreement
6.2	Each RSU granted shall be evidenced by an RSU Agreement between the Grantee and the Company. Such RSU shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board of Directors deems appropriate for inclusion in an RSU Agreement such as:

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(i)	the award date;

(ii)	the number of Shares that are subject to the RSU;

(iii)	the vesting schedule; and

(iv)	the performance condition (if any).
Non-transferability.
6.3	Any RSU granted shall be personal to the Grantee to whom it is granted and neither the RSU nor, prior to the allotment and/or transfer of the Shares upon the vesting of the RSU as set forth in the RSU Agreement, the Shares subject thereto shall be transferred, charged, assigned, pledged or otherwise disposed of, in whole or in part except with the prior approval of the Committee. If the Grantee shall do, suffer or permit any such act or things as a result of which he would or might be deprived of any rights under the RSU, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, that RSUs shall immediately expire or be forfeited.
Termination of RSU
6.4	The RSUs shall, to the extent not vested, immediately expire and the Shares subject to the RSUs shall be forfeited on the date of termination of Service without any claim whatsoever against the Company:
(i)	in the event of misconduct on the part of the Grantee as determined by the Board of Directors in its absolute discretion; and

(ii)	subject to Section 6.5 below, where the Grantee’s Service terminates for whatsoever reason.
6.5	The Board of Directors may, in its absolute discretion, preserve all or any part of any RSUs and decide prior to or concurrently with any of the events below, to vest any or all of the RSUs then held by the Grantee:
(i)	ill health, injury or disability of the Grantee (in each case, evidenced to the satisfaction of the Board of Directors);

(ii)	termination of the Grantee’s employment as a result of redundancy;

(iii)	retirement of the Grantee at or after the legal retirement age;

(iv)	retirement of the Grantee before the legal retirement age with the consent of the Board of Directors;

(v)	death of the Grantee; or

(vi)	any other event approved by the Board of Directors.
No Rights as a Shareholder
6.6	A Grantee, or his guardian, legal representative or such other person who has the management of the Grantee’s estate, or the personal representatives of the Grantee in the event of the death of the Grantee, shall have no rights as a shareholder (including the right to vote the Shares and/or to receive dividends) with respect to any Shares covered by the Grantee’s RSU until such Shares have been issued or transferred pursuant to the terms of such RSU.

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Modification, Extension and Assumption of RSUs
6.7	Within the limitations of the Plan, the Board of Directors may modify, extend or assume outstanding RSUs, provided that such modifications are permissible under applicable securities laws and the regulations of any exchange or other securities market on which the Company’s securities may then be traded. The foregoing notwithstanding, no modification of an RSU shall, without the consent of the Grantee, materially impair the Grantee’s rights under such RSU.
Vesting
6.8	The RSUs shall vest in accordance with a schedule determined by the Board of Directors and set forth in the applicable RSU Agreement.

SECTION 7.	PAYMENT AND SETTLEMENT OF RSUs
7.1	The RSUs shall be granted with no exercise or purchase price. All vested RSUs may be paid in cash or Shares as determined in the sole discretion of the Board of Directors in accordance with the applicable RSU Agreement.

7.2	In the event that the RSUs are to be paid in Shares, the Shares will be issued or transferred to the Grantee upon satisfaction of the applicable terms and conditions as set forth in the RSU Agreement.

7.3	In the event that the RSUs are paid in cash, the cash settlement amount will be paid to the Grantee upon the satisfaction of the applicable terms and conditions as set forth in the RSU Agreement. The cash amount shall be equal to the Fair Market Value of the Shares as at the date of vesting of the RSUs and shall be paid as set forth in the RSU Agreement.

7.4	In no event shall the payment or settlement of an RSU (whether in cash or Shares) be made later than 60 days following the date on which the RSU vests.

SECTION 8.	EXPENSES AND WITHHOLDING TAXES
8.1	All taxes (including income tax) arising from the grant or issue of any Shares or payment of cash pursuant to any RSU to any Grantee under the Plan shall be borne by that Grantee.

8.2	As a condition to the vesting of an RSU and the issuance, payment or transfer of cash or Shares, the Grantee shall make such arrangements as the Board of Directors may require for the satisfaction of any withholding tax obligations and such other bank-related transactional costs that may arise in connection with such RSU or both of the foregoing. The Board of Directors may require any Grantee to remit to the Company, prior to the issuance, payment or transfer of cash or Shares upon vesting of an RSU, an amount sufficient to satisfy any applicable tax withholding requirements or such other bank-related transactional costs associated with the RSU or both of the foregoing. The Board of Directors may permit such Grantee to satisfy, in whole or in part, such obligations to remit the tax withholdings, pay the bank-related transactional costs associated with the RSU or both of the foregoing by directing the Company to withhold Shares that would otherwise be received by such Grantee to satisfy the minimum statutory withholding rates for any applicable tax withholding purposes, any bank-related transactional costs associated with the RSU or both of the foregoing, as applicable, in accordance with all applicable laws and pursuant to such rules as the Board of Directors may establish from time to time.

8.3	The Company shall also have the right to deduct from all cash payments made to a Grantee (whether or not such payment is made in connection with the RSU) any applicable taxes required to be withheld with respect to such payments, or any bank-related transactional costs associated with the RSU, in accordance with all applicable laws.

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SECTION 9.	CHANGE OF CONTROL
9.1	In the event of a Change of Control, in addition to any action required or authorized by the terms of an RSU Agreement, the Board of Directors may, in its sole discretion unless otherwise provided in an RSU Agreement, take any or all or any combination of the following actions as a result, or in anticipation, of any such event:
(i)	accelerate the time period for purposes of vesting of, or realizing gain from, any outstanding RSU made pursuant to this Plan;

(ii)	provide for the continuation of any outstanding RSUs by the Company (if the Company is the survivor corporation);

(iii)	provide for the assumption of outstanding RSUs by the surviving corporation or its parent;

(iv)	provide for the substitution by the surviving corporation or its parent of awards with substantially the same terms as outstanding RSUs;

(v)	cancel each outstanding RSU, provided that with respect to each vested RSU, the Company pays the Grantee an amount in cash or cash equivalents equal to the Fair Market Value of the Shares subject to such RSU at the time of Change of Control; or

(vi)	make adjustments or modifications to outstanding RSUs as the Board of Directors deems appropriate to maintain and protect the rights and interests of Grantees following the Change of Control.
9.2	Any such action approved by the Board of Directors shall be conclusive and binding on the Company and all Grantees.

SECTION 10.	ADJUSTMENT OF SHARES
10.1	In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of an extraordinary dividend payable in a form other than Shares in an amount that has a material effect on the value of the Shares, a consolidation of the outstanding Shares into a lesser number of Shares, a recapitalization, a reclassification, reorganization, merger, consolidation, combination or a similar occurrence, the Board of Directors shall make appropriate adjustments in one or more of the number of Shares available for future grants under the Plan and the number of Shares covered by each outstanding RSU.

10.2	Except as provided in this Section, a Grantee shall have no rights by reason of (i) any subdivision or consolidation of shares of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of any class. The grant of an RSU pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

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SECTION 11.	SECTION 162(m) AWARDS
Purpose
11.1	The purpose of this Section 11 is to provide the Committee the ability to qualify RSUs granted under the Plan as Qualified Performance-Based Compensation. If the Committee, in its discretion, decides to grant a Section 162(m) Award to a Covered Employee, the provisions of this Section 11 shall prevail over any contrary provision contained in Section 6 hereof; provided, however, that the Committee may in its discretion grant RSUs to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Section 11.
Applicability
11.2	This Section 11 shall apply only to those Covered Employees selected by the Committee to receive Section 162(m) Awards. The designation of a Covered Employee as a Grantee for a Performance Period shall not in any manner entitle the Grantee to receive an award for the period. Moreover, designation of a Covered Employee as a Grantee for a particular Performance Period shall not require designation of such Covered Employee as a Grantee in any subsequent Performance Period and designation of one Covered Employee as a Grantee shall not require designation of any other Covered Employees as a Grantee in such period or in any other period.
Procedures with Respect to Section 162(m) Awards
11.3	To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the U.S. Tax Code, with respect to any RSUs granted under the Plan which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the U.S. Tax Code), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals and amounts of such awards which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such awards to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned under a Section 162(m) Award, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.
Payment of Section 162(m) Awards
11.4	Unless otherwise provided in the applicable RSU Agreement, a Grantee must be employed by the Company or a Subsidiary on the day a Section 162(m) Award for such Performance Period is paid to the Grantee. Furthermore, a Grantee shall be eligible to receive payment pursuant to a Section 162(m) Award for a Performance Period only if the Performance Goals for such period are achieved.

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Additional Limitations
11.5	Notwithstanding any other provision of the Plan, any RSU which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the U.S. Tax Code (including any amendment to Section 162(m) of the U.S. Tax Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the U.S. Tax Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

SECTION 12.	SECURITIES LAW REQUIREMENTS
12.1	Shares shall not be issued or transferred under the Plan unless the issuance or transfer and delivery of such Shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the U.S. Securities Act, all other securities laws and regulations, and the regulations of any exchange or other securities market on which the Company’s securities may then be traded.

SECTION 13.	NO RETENTION RIGHTS
13.1	Nothing in the Plan or in any right or RSU granted under the Plan shall confer upon the Grantee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary or SMP employing or retaining the Grantee) or of the Grantee, which rights are hereby expressly reserved by each, to terminate his or her Service at any time and for any reason, with or without cause.

SECTION 14.	DURATION OF THE PLAN AND AMENDMENTS
14.1	The Plan, as set forth herein, shall become effective on the date of its approval by the Company’s shareholders. The Plan shall terminate automatically ten (10) years thereafter unless earlier terminated pursuant to the Plan.

14.2	The Board of Directors may amend, suspend or terminate the Plan at any time and for any reason. Shareholder approval shall not be required for any amendment, suspension or termination of the Plan, unless required under applicable laws and the regulations of any exchange or other securities market on which the Company’s Shares may then be traded.

14.3	No RSU shall be granted and no cash or Shares shall be issued, paid or transferred under the Plan after the termination thereof, except with respect to the vesting of an RSU granted prior to such termination. The termination of the Plan, or any amendment thereof, shall not affect any RSU previously granted under the Plan.

SECTION 15.	GOVERNING LAW & RIGHTS OF THIRD PARTIES
15.1	The Plan shall be construed in accordance with the laws of the Republic of Singapore. The Grantees, by accepting grants of RSUs in accordance with the Plan, and the Company submit to the exclusive jurisdiction of the courts of Republic of Singapore.

15.2	Except as expressly provided in this Plan, no person other than the Company or a Grantee shall have any rights to enforce any provision of this Plan under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore.

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SECTION 16.	DISPUTES AND DISCLAIMER OF LIABILITY
16.1	Any disputes or differences of any nature arising hereunder shall be referred to the Board of Directors and its decision shall be final and binding in all respects.

16.2	Neither the Plan nor the grant of any RSUs under the Plan shall impose on the Company or the Board of Directors any liability whatsoever in connection with:
(i)	the lapsing of any RSU pursuant to any provision of the Plan;

(ii)	the failure or refusal by the Board of Directors or person delegated to exercise, or the exercise by the Board of Directors or by the person delegated of, any discretion under the Plan; and/or

(iii)	any decision or determination of the Board of Directors or of person delegated, made pursuant to any provision of the Plan.
16.3	Notwithstanding any provisions herein, the Board of Directors and the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, including not limited to the Company’s delay in issuing, transferring or procuring the transfer of, the Shares or applying for or procuring the listing of new Shares on of any exchange or other securities market on which the Company’s securities may then be traded.

SECTION 17.	U.S. TAX CODE SECTION 409A
17.1	To the extent applicable, the Plan and all RSU Agreements shall be interpreted in accordance with Section 409A of the U.S. Tax Code and U.S. Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Plan. Notwithstanding any provision of the Plan to the contrary, in the event that, following the effective date of the Plan, the Board of Directors determines that any award may be subject to Section 409A of the U.S. Tax Code and related U.S. Department of Treasury guidance (including such U.S. Department of Treasury guidance as may be issued after the effective date of the Plan), the Board of Directors may adopt such amendments to the Plan and the applicable RSU Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board of Directors determines are necessary or appropriate to (a) exempt the award from Section 409A of the U.S. Tax Code and/or preserve the intended tax treatment of the benefits provided with respect to the award, or (b) comply with the requirements of Section 409A of the U.S. Tax Code and related U.S. Department of Treasury guidance (including amendments, policies and procedures with retroactive effect).

SECTION 18.	DEFINITIONS
(a)	“Affiliated Company” shall mean in relation to any company, a Subsidiary of that company or a Parent of that company or any other Subsidiary of that Parent.

(b)	“Board of Directors” shall mean the Board of Directors of the Company, as constituted from time to time or, if a Committee has been appointed to administer the Plan, such Committee.

(c)	“Change of Control” of the Company shall mean any of the following events:
(i)	(x) Temasek ceases to beneficially own (as such term is defined under Rule 13d-3 and Rule 13d-5 under the U.S. Exchange Act) at least 30% of the Company’s voting securities, or (y) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the U.S. Exchange Act) acquires beneficial ownership of the Company’s voting securities that is greater than the beneficial ownership of Temasek of the Company’s voting securities;

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(ii)	(x) the Company consolidates with or merges into any other person, or any other person merges with or into the Company, unless the holders of the ordinary shares immediately prior to such transaction own, directly or indirectly, immediately following such transaction, at least a majority of the combined voting power of the then outstanding voting securities entitled to vote generally in elections of directors of the continuing or surviving corporation resulting from such transaction or (y) the Company sells, assigns, conveys, transfers or leases all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to another person (other than to one or more of the Company’s wholly-owned Subsidiaries); or

(iii)	at any time the continuing directors of the Company do not constitute a majority of the Board of Directors (or, if applicable, a successor corporation to the Company).
A transaction shall not constitute a Change in Control if its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

For the purposes of this definition of “Change of Control”, “continuing director” means as of any date of determination, any member of the Board of Directors who (1) was a member of the Board of Directors on the date of the original adoption of the Plan by the Board of Directors or (2) was nominated for election or elected to the Board of Directors with the approval of (a) a majority of the continuing directors who were members of the Board of Directors at the time of such nomination or election or (b) Temasek.
(d)	“Committee” shall mean a committee appointed by the Board of Directors, as described in Section 2.

(e)	“Company” shall mean CHARTERED SEMICONDUCTOR MANUFACTURING LTD, a Singapore public company limited by shares.

(f)	“Consultant” shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary or an Affiliated Company of the Company as a consultant or advisor, excluding Employees and Directors.

(g)	“Covered Employee” means an Employee who is, or could be, a “covered employee” within the meaning of Section 162(m) of the U.S. Tax Code.

(h)	“Director” shall mean a member of the Board of Directors.

(i)	“Employee” shall mean any individual who is an employee of the Company, a Parent or a Subsidiary or an Affiliated Company of the Company or SMP.

(j)	“Fair Market Value” shall mean the fair market value of a Share, determined as follows:
(i)	if the Shares are listed on the Singapore Exchange, the Fair Market Value shall be the average of the 5 closing prices for a Share as quoted on the Singapore Exchange preceding the relevant date, as reported on The Straits Times or such other source as the Board of Directors deems reliable; or

(ii)	in the absence of the listing on the Singapore Exchange or an established stock exchange market or quotation system for the Shares, the Fair Market Value shall be determined by the Board of Directors in good faith. Such determination shall be conclusive and binding on all persons.

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(k)	“Grantee” shall mean an individual who holds an RSU.

(l)	“Non-Employee Director” shall mean a Director who either (i) is not a current Employee or Officer or an officer of the Company’s Parent or a Subsidiary, does not receive compensation (directly or indirectly) from the Company or its Parent or a Subsidiary for services rendered as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of the Regulation S-K promulgated pursuant to the U.S. Securities Act (“Regulation S-K” )), does not possess an interest in any other transaction as to which the disclosure would be required under Item 404(a) of Regulation S-K and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non employee director” for purposes of Rule 16b-3.

(m)	“Officer” shall mean a person who is an officer of the Company within the meaning of Section 16 of the U.S. Exchange Act.

(n)	“Parent” shall mean in relation to a company or corporation, any other company or corporation in respect of which the former is a Subsidiary.

(o)	“Performance Criteria” means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Grantee for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes and share-based compensation), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders’ equity, return on assets, return on capital, shareholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share, and market share, any of which may be measured either in absolute terms by comparison to comparable performance in an earlier period or periods, or as compared to results of a peer group, industry index, or other company or companies. The Committee shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Grantee.

(p)	“Performance Goals” means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may, within the time prescribed by Section 162(m) of the U.S. Tax Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Grantees (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

(q)	“Performance Period” means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Grantee’s right to, and the payment of, an RSU which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation.

(r)	“Plan” shall mean this CHARTERED SEMICONDUCTOR MANUFACTURING LTD Restricted Share Unit Plan 2007, as amended from time to time.

(s)	“Qualified Performance-Based Compensation” means any compensation that is intended to qualify as “qualified performance-based compensation” as described in Section 162(m)(4)(C) of the U.S. Tax Code.

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(t)	“Rule 16b-3” shall mean Rule 16b-3 promulgated under the U.S. Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(u)	“Restricted Share Unit” and “RSU” shall mean share units granted under the Plan which represent an unfunded, unsecured promise of the Company to issue or transfer cash or Shares in the future.

(v)	“RSU Agreement” shall mean the agreement between the Company and a Grantee that contains the terms, conditions and restrictions pertaining to the Grantee’s RSU.

(w)	“Section 162(m) Award” means an RSU granted to selected Covered Employees which the Committee determines shall be subject to the terms and conditions set forth in Section 11 hereof. All Section 162(m) Awards are intended to qualify as Qualified Performance-Based Compensation.

(x)	“Service” shall mean service as an Employee, Director, or Consultant.

(y)	“Share” shall mean one ordinary share in the capital of the Company, as adjusted in accordance with Section 10 hereof (if applicable).

(z)	“Singapore Exchange” shall mean the Singapore Exchange Securities Trading Limited.

(aa)	“SMP” shall mean Silicon Manufacturing Partners Pte Ltd.

(bb)	“Subsidiary” shall mean subsidiary within the meaning of section 5 of the Companies Act, Chapter 50 of Singapore.

(cc)	“Temasek” shall mean Temasek Holdings (Private) Ltd.

(dd)	“U.S. Exchange Act” shall mean the Securities Exchange Act of 1934 of the United States of America, as amended, and the rules and regulations promulgated thereunder.

(ee)	“U.S. Securities Act” shall mean the Securities Act of 1933 of the United States of America, as amended, and the rules and regulations promulgated thereunder.

(ff)	“U.S. Tax Code” shall mean the U.S. Internal Revenue Code of 1986 of the United States of America, as amended, and the regulations promulgated thereunder.

SECTION 19.	EXECUTION
To record the adoption of the Plan by the Company’s shareholders, the Company has caused its authorized officer to execute the same.
CHARTERED SEMICONDUCTOR MANUFACTURING
LTD
By: Chia Song Hwee
Title: President & CEO

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APPENDIX 2
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
PERFORMANCE SHARE UNIT PLAN 2007

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
PERFORMANCE SHARE UNIT PLAN 2007

SECTION 1.	ESTABLISHMENT AND PURPOSE
1.1	The purpose of the Plan is to offer selected individuals an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, through the grant of Performance Share Units (“PSUs”).

1.2	Capitalized terms are defined in Section 18 hereof.

SECTION 2.	ADMINISTRATION OF THE PLAN
2.1	The Plan shall be administered by the Board of Directors in its absolute discretion. The Board of Directors may delegate the administration of the Plan to one or more Committees.

2.2	If administration is delegated by the Board of Directors to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board of Directors, including the power to delegate to a subcommittee consisting of the senior management of the Company any of the administrative powers the Committee is authorized to exercise, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board of Directors.

2.3	The Board of Directors may abolish the Committee at any time and revest in the Board of Directors the administration of the Plan. Any reference to the Board of Directors in the Plan shall be construed as a reference to the Committee (if any) to whom the Board of Directors has assigned a particular function.

2.4	At such time as a Grantee is subject to Section 16 of the U.S. Exchange Act, in the discretion of the Board of Directors, a Committee shall consist solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. Notwithstanding the foregoing, the Board of Directors or the Committee may delegate to a committee of one or more members of the Board of Directors who are not Non-Employee Directors the authority to grant PSUs to eligible persons who are not then subject to Section 16 of the U.S. Exchange Act.

2.5	With respect to any PSU that is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation, the Plan shall be administered by a Committee consisting solely of two or more Non-Employee Directors each of whom is an “outside director,” within the meaning of Section 162(m) of the U.S. Tax Code.

SECTION 3.	AUTHORITY OF THE BOARD OF THE DIRECTORS
3.1	Subject to the provisions of the Plan, the Board of Directors shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan, including, without limitation, to
(i)	select Grantees from the individuals eligible to receive PSUs under the Plan;

(ii)	grant PSUs in accordance with the terms of the Plan;

(iii)	determine the terms and conditions of each PSU;

(iv)	specify and approve the provisions of the PSU Agreements, including, without limitation, the vesting schedule, the transferability, the effect of termination of employment and the delivery of cash or Shares, in connection with the PSUs;

(v)	determine that a PSU shall vest or be granted subject to satisfaction of one or more performance goals and the duration of any performance period during which such performance goals are to be achieved;

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(vi)	construe and interpret the Plan, any PSU Agreement and any other agreement or document executed or delivered pursuant to the Plan;

(vii)	prescribe, amend and rescind rules and procedures relating to the Plan or any PSU, including determining the forms and agreements used in connection with the Plan; provided that the Committee may delegate to the Company’s General Counsel the authority to approve revisions to the forms and agreements used in connection with the Plan that are designed to facilitate Plan administration;

(viii)	correct any defect, supply any omission, or reconcile any inconsistency in the Plan, any grant of a PSU or PSU Agreement;

(ix)	grant waivers of the Plan or PSU conditions;

(x)	employ such legal counsel, independent auditors and consultants as it deems desirable for the administration of the Plan and to rely upon any opinion received therefrom;

(xi)	vary the terms of PSUs to take account of tax, securities law and other regulatory requirements of foreign jurisdictions;

(xii)	make all legal and factual determinations; and

(xiii)	make all other determinations and take any other action desirable or necessary to interpret, construe or implement properly the provisions of the Plan or any PSU Agreement.
3.2	All decisions, interpretations and other actions of the Board of Directors or the Committee made pursuant to any provision of the Plan shall be final, binding and conclusive on all Grantees and all persons deriving their rights from a Grantee.

3.3	Subject to Section 11 hereof with respect to Section 162(m) Awards, performance goals (if applicable) shall be determined by the Board of Directors and will be designed to support the business strategy, and align Grantee interests with company and shareholder interests. With respect to PSUs that are not intended to qualify as Qualified Performance-Based Compensation, performance criteria and performance goals will be based on such performance measurements as the Board of Directors may deem appropriate. These criteria and goals may be measured: individually, alternatively or in any combination; with respect to the Company, a subsidiary, SMP, division, business unit, product line, product or any combination of the foregoing; on an absolute basis, or relative to a target, to a designated comparison group, to results in other periods or to other external measures; and including or excluding items that could affect the measurement, such as extraordinary or unusual and nonrecurring gains or losses, litigation or claim judgments or settlements, material changes in tax laws, acquisitions or divestitures, the cumulative effect of accounting changes, asset write-downs, restructuring charges, or the results of discontinued operations.

SECTION 4.	ELIGIBILITY
4.1	Employees, Directors and Consultants shall be eligible for the grant of PSU at the absolute discretion of the Board of Directors.

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SECTION 5.	SHARES AVAILABLE TO THE PLAN
5.1	Shares offered under the Plan may be unissued Shares or existing Shares (which may include, where desired, any Shares held by the Company in treasury). Subject to the Companies Act, Chapter 50 of Singapore, the Company shall have the flexibility to deliver Shares to the Grantees by way of an allotment of new Shares and/or the transfer of existing Shares, including any Shares held by the Company in treasury.

5.2	Subject to adjustment as provided pursuant to Section 10 hereof, the maximum aggregate number of Shares that may be issued or transferred under this Plan and any other share based compensation plans of the Company shall not exceed 380 million Shares. The maximum aggregate number of Shares with respect to this Plan and any other share based compensation plans of the Company that may be granted during any calendar year shall not exceed 50 million Shares.

5.3	The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan.

5.4	For purposes of determining the number of Shares that remain available for issuance or transfer under the Plan, the following Shares shall not count towards the maximum limit set forth in Section 5.2 and shall again be available for the purposes of the Plan and all other share based compensation plans, incentive and option schemes approved by the Board of Directors:
(i)	The number of Shares acquired by the Company in satisfaction of any tax withholding requirement; and

(ii)	The number of Shares subject to a PSU that is cancelled or otherwise terminated without the payment or issuance of cash, Shares or other property in respect thereof.
Notwithstanding the provisions of this Section 5.4, no Shares may again be available or issued or transferred if such action would cause an “incentive stock option” granted under any share based compensation plan of the Company to fail to qualify as an incentive stock option under Section 422 of the U.S. Tax Code.
5.5	The maximum aggregate number of Shares with respect to one or more PSUs that may be granted to any one Grantee during any calendar year shall not exceed 5 million Shares.

SECTION 6.	TERMS AND CONDITIONS OF PSUs
Grant
6.1	Subject to the provisions of the Plan, the Board of Directors shall have sole and complete authority to determine to whom PSUs shall be granted, the number of PSUs to be granted to each Grantee, the duration of the period during which, and the conditions under which (including performance-based vesting) the PSUs shall be granted or forfeited to the Company, the number or proportion of Shares arising from the PSUs to be retained by the Grantee and the other terms and conditions of the PSUs.
PSU Agreement
6.2	Each PSU granted shall be evidenced by a PSU Agreement between the Grantee and the Company. Such PSU shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board of Directors deems appropriate for inclusion in a PSU Agreement such as:
(i)	the award date;

(ii)	the number of Shares that are subject to the PSU;

(iii)	the vesting schedule; and

(iv)	the performance condition (if any).

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Non-transferability
6.3	Any PSU granted shall be personal to the Grantee to whom it is granted and neither the PSU nor, prior to the allotment and/or transfer of the Shares upon the vesting of the PSU as set forth in the PSU Agreement, the Shares subject thereto shall be transferred, charged, assigned, pledged or otherwise disposed of, in whole or in part except with the prior approval of the Committee. If the Grantee shall do, suffer or permit any such act or things as a result of which he would or might be deprived of any rights under the PSU, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, that PSUs shall immediately expire or be forfeited.
Termination of PSU
6.4	The PSUs shall, to the extent not vested, immediately expire and the Shares subject to the PSUs shall be forfeited on the date of termination of Service without any claim whatsoever against the Company:
(i)	in the event of misconduct on the part of the Grantee as determined by the Board of Directors in its absolute discretion; and

(ii)	subject to Section 6.5 below, where the Grantee’s Service terminates for whatsoever reason.
6.5	The Board of Directors may, in its absolute discretion, preserve all or any part of any PSUs and decide prior to or concurrently with any of the events below, to vest any or all of the PSUs then held by the Grantee:
(i)	ill health, injury or disability of the Grantee (in each case, evidenced to the satisfaction of the Board of Directors);

(ii)	termination of the Grantee’s employment as a result of redundancy;

(iii)	retirement of the Grantee at or after the legal retirement age;

(iv)	retirement of the Grantee before the legal retirement age with the consent of the Board of Directors;

(v)	death of the Grantee; or

(vi)	any other event approved by the Board of Directors.
No Rights as a Shareholder
6.6	A Grantee, or his guardian, legal representative or such other person who has the management of the Grantee’s estate, or the personal representatives of the Grantee in the event of the death of the Grantee, shall have no rights as a shareholder (including the right to vote the Shares and/or to receive dividends) with respect to any Shares covered by the Grantee’s PSU until such Shares have been issued or transferred pursuant to the terms of such PSU.

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Modification, Extension and Assumption of PSUs
6.7	Within the limitations of the Plan, the Board of Directors may modify, extend or assume outstanding PSUs, provided that such modifications are permissible under applicable securities laws and the regulations of any exchange or other securities market on which the Company’s securities may then be traded. The foregoing notwithstanding, no modification of a PSU shall, without the consent of the Grantee, materially impair the Grantee’s rights under such PSU.
Vesting
6.8	The PSUs shall vest in accordance with a schedule determined by the Board of Directors and set forth in the applicable PSU Agreement.

SECTION 7.	PAYMENT AND SETTLEMENT OF PSUs
7.1	The PSUs shall be granted with no exercise or purchase price. All vested PSUs may be paid in cash or Shares as determined in the sole discretion of the Board of Directors in accordance with the applicable PSU Agreement.

7.2	In the event that the PSUs are to be paid in Shares, the Shares will be issued or transferred to the Grantee upon satisfaction of the applicable terms and conditions as set forth in the PSU Agreement.

7.3	In the event that the PSUs are paid in cash, the cash settlement amount will be paid to the Grantee upon the satisfaction of the applicable terms and conditions as set forth in the PSU Agreement. The cash amount shall be equal to the Fair Market Value of the Shares as at the date of vesting of the PSUs and shall be paid as set forth in the PSU Agreement.

7.4	In no event shall the payment or settlement of a PSU (whether in cash or Shares) be made later than 60 days following the date on which the PSU vests.

SECTION 8.	EXPENSES AND WITHHOLDING TAXES
8.1	All taxes (including income tax) arising from the grant or issue of any Shares or payment of cash pursuant to any PSU to any Grantee under the Plan shall be borne by that Grantee.

8.2	As a condition to the vesting of a PSU and the issuance, payment or transfer of cash or Shares, the Grantee shall make such arrangements as the Board of Directors may require for the satisfaction of any withholding tax obligations and such other bank-related transactional costs that may arise in connection with such PSU or both of the foregoing. The Board of Directors may require any Grantee to remit to the Company, prior to the issuance, payment or transfer of cash or Shares upon vesting of a PSU, an amount sufficient to satisfy any applicable tax withholding requirements or such other bank-related transactional costs associated with the PSU or both of the foregoing. The Board of Directors may permit such Grantee to satisfy, in whole or in part, such obligations to remit the tax withholdings, pay the bank-related transactional costs associated with the PSU or both of the foregoing by directing the Company to withhold Shares that would otherwise be received by such Grantee to satisfy the minimum statutory withholding rates for any applicable tax withholding purposes, any bank-related transactional costs associated with the PSU or both of the foregoing, as applicable, in accordance with all applicable laws and pursuant to such rules as the Board of Directors may establish from time to time.

8.3	The Company shall also have the right to deduct from all cash payments made to a Grantee (whether or not such payment is made in connection with the PSU) any applicable taxes required to be withheld with respect to such payments, or any bank-related transactional costs associated with the PSU, in accordance with all applicable laws.

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SECTION 9.	CHANGE OF CONTROL
9.1	In the event of a Change of Control, in addition to any action required or authorized by the terms of a PSU Agreement, the Board of Directors may, in its sole discretion unless otherwise provided in a PSU Agreement, take any or all or any combination of the following actions as a result, or in anticipation, of any such event:
(i)	accelerate the vesting of, or realizing gain from, any outstanding PSU made pursuant to this Plan;

(ii)	provide for the continuation of any outstanding PSUs by the Company (if the Company is the survivor corporation);

(iii)	provide for the assumption of outstanding PSUs by the surviving corporation or its parent;

(iv)	provide for the substitution by the surviving corporation or its parent of awards with substantially the same terms as outstanding PSUs;

(v)	cancel each outstanding PSU, provided that with respect to each vested PSU, the Company pays the Grantee an amount in cash or cash equivalents equal to the Fair Market Value of the Shares subject to such PSU at the time of the Change of Control; or

(vi)	make adjustments or modifications to outstanding PSUs as the Board of Directors deems appropriate to maintain and protect the rights and interests of Grantees following the Change of Control.
9.2	Any such action approved by the Board of Directors shall be conclusive and binding on the Company and all Grantees.

SECTION 10.	ADJUSTMENT OF SHARES
10.1	In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of an extraordinary dividend payable in a form other than Shares in an amount that has a material effect on the value of the Shares, a consolidation of the outstanding Shares into a lesser number of Shares, a recapitalization, a reclassification, reorganization, merger, consolidation, combination or a similar occurrence, the Board of Directors shall make appropriate adjustments in one or more of the number of Shares available for future grants under the Plan and the number of Shares covered by each outstanding PSU.

10.2	Except as provided in this Section, a Grantee shall have no rights by reason of (i) any subdivision or consolidation of shares of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of any class. The grant of a PSU pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

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SECTION 11.	SECTION 162(m) AWARDS
Purpose
11.1	The purpose of this Section 11 is to provide the Committee the ability to qualify PSUs granted under the Plan as Qualified Performance-Based Compensation. If the Committee, in its discretion, decides to grant a Section 162(m) Award to a Covered Employee, the provisions of this Section 11 shall prevail over any contrary provision contained in Section 6 hereof; provided, however, that the Committee may in its discretion grant PSUs to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Section 11.
Applicability
11.2	This Section 11 shall apply only to those Covered Employees selected by the Committee to receive Section 162(m) Awards. The designation of a Covered Employee as a Grantee for a Performance Period shall not in any manner entitle the Grantee to receive an award for the period. Moreover, designation of a Covered Employee as a Grantee for a particular Performance Period shall not require designation of such Covered Employee as a Grantee in any subsequent Performance Period and designation of one Covered Employee as a Grantee shall not require designation of any other Covered Employees as a Grantee in such period or in any other period.
Procedures with Respect to Section 162(m) Awards
11.3	To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the U.S. Tax Code, with respect to any PSUs granted under the Plan which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the U.S. Tax Code), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals and amounts of such awards which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such awards to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned under a Section 162(m) Award, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.
Payment of Section 162(m) Awards
11.4	Unless otherwise provided in the applicable PSU Agreement, a Grantee must be employed by the Company or a Subsidiary on the day a Section 162(m) Award for such Performance Period is paid to the Grantee. Furthermore, a Grantee shall be eligible to receive payment pursuant to a Section 162(m) Award for a Performance Period only if the Performance Goals for such period are achieved.

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Additional Limitations
11.5	Notwithstanding any other provision of the Plan, any PSU which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the U.S. Tax Code (including any amendment to Section 162(m) of the U.S. Tax Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the U.S. Tax Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

SECTION 12.	SECURITIES LAW REQUIREMENTS
12.1	Shares shall not be issued or transferred under the Plan unless the issuance or transfer and delivery of such Shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the U.S. Securities Act, all other securities laws and regulations, and the regulations of any exchange or other securities market on which the Company’s securities may then be traded.

SECTION 13.	NO RETENTION RIGHTS
13.1	Nothing in the Plan or in any right or PSU granted under the Plan shall confer upon the Grantee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary or SMP employing or retaining the Grantee) or of the Grantee, which rights are hereby expressly reserved by each, to terminate his or her Service at any time and for any reason, with or without cause.

SECTION 14.	DURATION OF THE PLAN AND AMENDMENTS
14.1	The Plan, as set forth herein, shall become effective on the date of its approval by the Company’s shareholders. The Plan shall terminate automatically ten (10) years thereafter unless earlier terminated pursuant to the Plan.

14.2	The Board of Directors may amend, suspend or terminate the Plan at any time and for any reason. Shareholder approval shall not be required for any amendment, suspension or termination of the Plan, unless required under applicable laws and the regulations of any exchange or other securities market on which the Company’s Shares may then be traded.

14.3	No PSU shall be granted and no cash or Shares shall be issued, paid or transferred under the Plan after the termination thereof, except with respect to the vesting of a PSU granted prior to such termination. The termination of the Plan, or any amendment thereof, shall not affect any PSU previously granted under the Plan.

SECTION 15.	GOVERNING LAW & RIGHTS OF THIRD PARTIES
15.1	The Plan shall be construed in accordance with the laws of the Republic of Singapore. The Grantees, by accepting grants of PSUs in accordance with the Plan, and the Company submit to the exclusive jurisdiction of the courts of Republic of Singapore.

15.2	Except as expressly provided in this Plan, no person other than the Company or a Grantee shall have any rights to enforce any provision of this Plan under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore.

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SECTION 16.	DISPUTES AND DISCLAIMER OF LIABILITY
16.1	Any disputes or differences of any nature arising hereunder shall be referred to the Board of Directors and its decision shall be final and binding in all respects.

16.2	Neither the Plan nor the grant of any PSUs under the Plan shall impose on the Company or the Board of Directors any liability whatsoever in connection with:
(i)	the lapsing of any PSU pursuant to any provision of the Plan;

(ii)	the failure or refusal by the Board of Directors or person delegated to exercise, or the exercise by the Board of Directors or by the person delegated of, any discretion under the Plan; and/or

(iii)	any decision or determination of the Board of Directors or person delegated, made pursuant to any provision of the Plan.
16.3	Notwithstanding any provisions herein, the Board of Directors and the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, including not limited to the Company’s delay in issuing, transferring or procuring the transfer of, the Shares or applying for or procuring the listing of new Shares on of any exchange or other securities market on which the Company’s securities may then be traded.

SECTION 17.	U.S. TAX CODE SECTION 409A
17.1	To the extent applicable, the Plan and all PSU Agreements shall be interpreted in accordance with Section 409A of the U.S. Tax Code and U.S. Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Plan. Notwithstanding any provision of the Plan to the contrary, in the event that, following the effective date of the Plan, the Board of Directors determines that any award may be subject to Section 409A of the U.S. Tax Code and related U.S. Department of Treasury guidance (including such U.S. Department of Treasury guidance as may be issued after the effective date of the Plan), the Board of Directors may adopt such amendments to the Plan and the applicable PSU Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board of Directors determines are necessary or appropriate to (a) exempt the award from Section 409A of the U.S. Tax Code and/or preserve the intended tax treatment of the benefits provided with respect to the award, or (b) comply with the requirements of Section 409A of the U.S. Tax Code and related U.S. Department of Treasury guidance (including amendments, policies and procedures with retroactive effect).

SECTION 18.	DEFINITIONS
(a)	“Affiliated Company” shall mean in relation to any company, a Subsidiary of that company or a Parent of that company or any other Subsidiary of that Parent.

(b)	“Board of Directors” shall mean the Board of Directors of the Company, as constituted from time to time or, if a Committee has been appointed to administer the Plan, such Committee.

(c)	“Change of Control” of the Company shall mean any of the following events:
(i)	(x) Temasek ceases to beneficially own (as such term is defined under Rule 13d-3 and Rule 13d-5 under the U.S. Exchange Act) at least 30% of the Company’s voting securities, or (y) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the U.S. Exchange Act) acquires beneficial ownership of the Company’s voting securities that is greater than the beneficial ownership of Temasek of the Company’s voting securities;

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(ii)	(x) the Company consolidates with or merges into any other person, or any other person merges with or into the Company, unless the holders of the ordinary shares immediately prior to such transaction own, directly or indirectly, immediately following such transaction, at least a majority of the combined voting power of the then outstanding voting securities entitled to vote generally in elections of directors of the continuing or surviving corporation resulting from such transaction or (y) the Company sells, assigns, conveys, transfers or leases all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to another person (other than to one or more of the Company’s wholly-owned Subsidiaries); or

(iii)	at any time the continuing directors of the Company do not constitute a majority of the Board of Directors (or, if applicable, a successor corporation to the Company).
A transaction shall not constitute a Change in Control if its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

For the purposes of this definition of “Change of Control”, “continuing director” means as of any date of determination, any member of the Board of Directors who (1) was a member of the Board of Directors on the date of the original adoption of the Plan by the Board of Directors or (2) was nominated for election or elected to the Board of Directors with the approval of (a) a majority of the continuing directors who were members of the Board of Directors at the time of such nomination or election or (b) Temasek.

(d)	“Committee” shall mean a committee appointed by the Board of Directors, as described in Section 2.

(e)	“Company” shall mean CHARTERED SEMICONDUCTOR MANUFACTURING LTD, a Singapore public company limited by shares.

(f)	“Consultant” shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary or an Affiliated Company of the Company as a consultant or advisor, excluding Employees and Directors.

(g)	“Covered Employee” means an Employee who is, or could be, a “covered employee” within the meaning of Section 162(m) of the U.S. Tax Code.

(h)	“Director” shall mean a member of the Board of Directors.

(i)	“Employee” shall mean any individual who is an employee of the Company, a Parent or a Subsidiary or an Affiliated Company of the Company or SMP.

(j)	“Fair Market Value” shall mean the fair market value of a Share, determined as follows:
(i)	if the Shares are listed on the Singapore Exchange, the Fair Market Value shall be the average of the 5 closing prices for a Share as quoted on the Singapore Exchange preceding the relevant date, as reported on The Straits Times or such other source as the Board of Directors deems reliable; or

(ii)	in the absence of the listing on the Singapore Exchange or an established stock exchange market or quotation system for the Shares, the Fair Market Value shall be determined by the Board of Directors in good faith. Such determination shall be conclusive and binding on all persons.
(k)	“Grantee” shall mean an individual who holds a PSU.

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(l)	“Non-Employee Director” shall mean a Director who either (i) is not a current Employee or Officer or an officer of the Company’s Parent or a Subsidiary, does not receive compensation (directly or indirectly) from the Company or its Parent or a Subsidiary for services rendered as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of the Regulation S-K promulgated pursuant to the U.S. Securities Act (“Regulation S-K” )), does not possess an interest in any other transaction as to which the disclosure would be required under Item 404(a) of Regulation S-K and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(m)	“Officer” shall mean a person who is an officer of the Company within the meaning of Section 16 of the U.S. Exchange Act.

(n)	“Parent” shall mean in relation to a company or corporation, any other company or corporation in respect of which the former is a Subsidiary.

(o)	“Performance Criteria” means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Grantee for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes and share-based compensation), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders’ equity, return on assets, return on capital, shareholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share, and market share, any of which may be measured either in absolute terms by comparison to comparable performance in an earlier period or periods, or as compared to results of a peer group, industry index, or other company or companies. The Committee shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Grantee.

(p)	“Performance Goals” means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may, within the time prescribed by Section 162(m) of the U.S. Tax Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Grantees (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

(q)	“Performance Period” means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Grantee’s right to, and the payment of, a PSU which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation.

(r)	“Performance Share Unit” and “PSU” shall mean share units granted under the Plan which represent an unfunded, unsecured promise of the Company to issue or transfer cash or Shares in the future.

(s)	“Plan” shall mean this CHARTERED SEMICONDUCTOR MANUFACTURING LTD Performance Share Unit Plan 2007, as amended from time to time.

(t)	“PSU Agreement” shall mean the agreement between the Company and a Grantee that contains the terms, conditions and restrictions pertaining to the Grantee’s PSU.

(u)	“Qualified Performance-Based Compensation” means any compensation that is intended to qualify as “qualified performance-based compensation” as described in Section 162(m)(4)(C) of the U.S. Tax Code.

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(v)	“Rule 16b-3” shall mean Rule 16b-3 promulgated under the U.S. Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(w)	“Section 162(m) Award” means a PSU granted to selected Covered Employees which the Committee determines shall be subject to the terms and conditions set forth in Section 11 hereof. All Section 162(m) Awards are intended to qualify as Qualified Performance-Based Compensation.

(x)	“Service” shall mean service as an Employee, Director, or Consultant.

(y)	“Share” shall mean one ordinary share in the capital of the Company, as adjusted in accordance with Section 10 hereof (if applicable).

(z)	“Singapore Exchange” shall mean the Singapore Exchange Securities Trading Limited.

(aa)	“SMP” shall mean Silicon Manufacturing Partners Pte Ltd.

(bb)	“Subsidiary” shall mean subsidiary within the meaning of section 5 of the Companies Act, Chapter 50 of Singapore.

(cc)	“Temasek” shall mean Temasek Holdings (Private) Ltd.

(dd)	“U.S. Exchange Act” shall mean the Securities Exchange Act of 1934 of the United States of America, as amended, and the rules and regulations promulgated thereunder.

(ee)	“U.S. Securities Act” shall mean the Securities Act of 1933 of the United States of America, as amended, and the rules and regulations promulgated thereunder.

(ff)	“U.S. Tax Code” shall mean the U.S. Internal Revenue Code of 1986 of the United States of America, as amended, and the regulations promulgated thereunder.

SECTION 19.	EXECUTION
To record the adoption of the Plan by the Company’s shareholders, the Company has caused its authorized officer to execute the same.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By: Chia Song Hwee

Title: President & CEO

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APPENDIX 3
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ALTERATIONS TO ARTICLES

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ALTERATIONS TO ARTICLES
The alterations which are proposed to be made to the Articles are set out below. For ease of reference and where appropriate, the full text of the Articles proposed to be altered has also been reproduced and the principal alterations underlined or struck out.
1.	PROPOSED ALTERATIONS TO EXISTING CONTENTS PAGE

By altering the “Contents” of the Articles as follows:
(a)	by inserting “Treasury Shares” immediately after “Variation of rights”; and

(b)	by substituting “Capitalisation of Profits and Reserves” with “Bonus Issues and Capitalisation of Profits and Reserves”.
2.	EXISTING ARTICLE 2

2. In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively	Interpretation.

“The Act”	The Companies Act, Chapter 50.

“The Company”	Chartered Semiconductor Manufacturing Ltd.

“In writing”	In written form or in a form produced by any substitute for writing or in the form of an electronic record complying with Section 7 of the Electronic Transactions Act, Chapter 88.

“Notice” or “Document” or “Record” or “Report” or other similar expressions	A notice, document, record or report which is made in writing and which complies with any conditions imposed by applicable law (if any), including without limitation, Section 9 of the Electronic Transactions Act, Chapter 88.

“Month”	Calendar month.

“Office”	The registered office of the Company for the time being.

“Ordinary Shares”	The ordinary shares of $0.26 each in the capital of the Company.

“Paid”	Paid or credited as paid.

“Seal”	The Common Seal of the Company.

“The Statutes”	The Act and every other Act for the time being in force concerning companies and affecting the Company.

“These presents”	These Articles of Association as from time to time altered.

“Year”	Calendar year.

The expressions “Depositor”, “Depository”, “Depository Agent” and “Depository Register” shall have the meanings ascribed to them respectively in the Act.

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References in these presents to “holders” of shares or a class of shares shall:-

(a) exclude the Depository except where otherwise expressly provided in these presents or where the term “registered holders” or “registered holder” is used in these presents; and

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares,

and “holding” and “held” shall be construed accordingly.

The expression “Director” shall have the meaning ascribed to it in the Act and shall, where the context so requires, be deemed to include a reference to an Alternate Director.

The expression “Secretary” shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Subject as aforesaid any words or expression defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

Proposed Alterations to Existing Article 2

By deleting Article 2 in its entirety and substituting therefor the following:

2. In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.	Interpretation.

“The Act”	The Companies Act, Chapter 50.

“The Company”	Chartered Semiconductor Manufacturing Ltd.

“In writing”	In written form or in a form produced by any substitute for writing or in the form of an electronic record complying with Section 7 of the Electronic Transactions Act, Chapter 88.

“Notice” or “Document” or “Record” or “Report” or other similar expressions	A notice, document, record or report which is made in writing and which complies with any conditions imposed by applicable law (if any), including without limitation, Section 9 of the Electronic Transactions Act, Chapter 88.

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“Month”	Calendar month.

“Office”	The registered office of the Company for the time being.

“Ordinary Shares”	The ordinary shares ~~of $0.26 each~~ in the capital of the Company.

“Paid”	Paid or credited as paid.

“Seal”	The Common Seal of the Company.

“Stock Exchange”	Any applicable stock exchange upon which shares in the Company are/may be listed.

“The Statutes”	The Act and ~~every~~ all other ~~Act~~ applicable laws and regulations for the time being in force concerning companies and affecting the Company.

“These presents”	These Articles of Association as from time to time altered.

“Year”	Calendar year.

The expressions “Depositor”, “Depository”, “Depository Agent”, ~~and~~ “Depository Register” and “treasury shares” shall have the meanings ascribed to them respectively in the Act.

References in these presents to “holders” of shares or a class of shares shall:-

(a) exclude the Depository or its nominee (as the case may be) except where otherwise expressly provided in these presents or where the term “registered holders” or “registered holder” is used in these presents; ~~and~~

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares, and

(c) except where otherwise expressly provided in these presents, exclude the Company in relation to shares held by it as treasury shares,

and “holding” and “held” shall be construed accordingly.

The expression “Director” shall have the meaning ascribed to it in the Act and shall, where the context so requires, be deemed to include a reference to an Alternate Director.

References in these presents to “member” shall, where the Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

The expression “Secretary” shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

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All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Any reference in these presents to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Subject as aforesaid any words or expression defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

The headnotes are inserted for convenience only and shall not affect the construction of these presents.
3.	EXISTING ARTICLE 3
SHARE CAPITAL

3. The authorised share capital of the Company is $1,200,000,000.68 and US$300 divided into 4,615,384,618 ordinary shares of par value S$0.26 each and 30,000 convertible redeemable preference shares of par value US$0.01 each (which shall have the rights and be subject to the restrictions set out in Article 4A), respectively.	Authorised share capital.

Proposed Alterations to Existing Article 3

By deleting the headnote “SHARE CAPITAL” appearing immediately before Article 3 and Article 3 in its entirety.
4.	EXISTING ARTICLE 4

4. Subject to the Statutes and to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 8, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors, Provided always that:-	Issue of Shares.
(a)	no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting; and

(b)	no shares shall be issued at a discount except in accordance with the Statutes.

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Proposed Alterations to Existing Article 4.

By deleting Article 4 in its entirety and substituting therefor the following:

4. Subject to the Statutes and to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 8, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors. , ~~Provided always that:-~~	Issue of Shares.
~~(a)~~	~~no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting; and~~

~~(b)~~	~~no shares shall be issued at a discount except in accordance with the Statutes.~~
5.	EXISTING ARTICLE 4A.1 ON THE FOLLOWING INTERPRETATIONS

“Ordinary Shares” means ordinary shares of par value S$0.26 each (or of such other par value in which such ordinary shares are for the time being denominated following any consolidation, subdivision or conversion) in the capital of the Company, provided that if all Ordinary Shares are replaced by other securities (all of which are identical), the expression “Ordinary Shares” shall thereafter refer to such other securities;

“Preference Shares” means the convertible redeemable preference shares of par value US$0.01 each in the capital of the Company, or any one of such convertible redeemable preference shares, as the context may so require, carrying the rights, benefits and privileges and subject to the restrictions set out in this Article 4A;

Proposed Alterations to Existing Article 4A.1 on the following interpretations

By deleting the interpretations of “Ordinary Shares” and “Preference Shares” in their entirety and substituting therefor the following:

“Ordinary Shares” means ordinary shares ~~of par value S$0.26 each (or of such other par value in which such ordinary shares are for the time being denominated following any consolidation, subdivision or conversion)~~ in the capital of the Company, provided that if all Ordinary Shares are replaced by other securities (all of which are identical), the expression “Ordinary Shares” shall thereafter refer to such other securities;

“Preference Shares” means the convertible redeemable preference shares ~~of par value US$0.01 each~~ in the capital of the Company, or any one of such convertible redeemable preference shares, as the context may so require, carrying the rights, benefits and privileges and subject to the restrictions set out in this Article 4A;

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6.	EXISTING ARTICLE 5(A)

5. (A) In the event of preference shares being issued the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.	Rights of preference shareholders.

Proposed Alterations to Existing Article 5(A)

By deleting Article 5(A) in its entirety and substituting therefor the following:

5. (A) ~~In the event of p~~Preference shares ~~being~~may be issued subject to such limitation thereof as may be prescribed by any Stock Exchange. ~~the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and p~~Preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.	Rights of preference shareholders.
7.	EXISTING ARTICLE 6(A)

6. (A) Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.	Variation of rights.

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Proposed Alterations to Existing Article 6(A)

By deleting Article 6(A) in its entirety and substituting therefor the following:

6. (A) Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters ~~in nominal value~~ of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third ~~in nominal value~~ of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters ~~in nominal value~~ of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.	Variation of rights.
8.	EXISTING ARTICLE 7

7. The Company may from time to time by Ordinary Resolution increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.	Power to increase share capital.

Proposed Alterations to Existing Article 7

By deleting Article 7 in its entirety.
9.	NEW HEADNOTE “TREASURY SHARES” AND NEW ARTICLE 7

New headnote “TREASURY SHARES” and new Article 7 shall be inserted immediately after Article 6 as follows:
TREASURY SHARES

7. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.	Treasury shares.

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10.	EXISTING ARTICLE 9
9.	The Company may by Ordinary Resolution:-	Power to consolidate, cancel and sub-divide shares.

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c)	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

(d)	subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

Proposed Alterations to Existing Article 9

By deleting Article 9 in its entirety and substituting therefor the following:
9.	The Company may by Ordinary Resolution:-	Power to consolidate, ~~cancel and~~ sub-divide and convert shares.

(a)	consolidate and divide all or any of its shares; ~~share capital into shares of larger amount than its existing shares;~~

~~(b)~~	~~cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;~~

~~(c)~~(b)	sub-divide its shares, or any of them, ~~into shares of smaller amount than is fixed by the Memorandum of Association~~ (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to ~~unissued or~~ new shares; and

~~(d)~~(c)	subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

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11.	EXISTING ARTICLE 10
10. (A) The Company may reduce its share capital or any capital redemption reserve fund, share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled.	Power to reduce share capital.
(B) The Company may, subject to and in accordance with the Statutes, purchase or otherwise acquire shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. If required by the Statutes, any share which is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes.	Company may acquire its own issued ordinary shares.

Proposed Alterations to Existing Article 10

By deleting Article 10 in its entirety and substituting therefor the following:
10. (A) The Company may reduce its share capital ~~or any capital redemption reserve fund, share premium account~~ or any ~~other~~ undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the ~~nominal amount~~ number of ~~the~~ issued ~~share capital~~ shares of the Company shall be diminished by the ~~nominal amount~~ number of the shares so cancelled, and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of the share capital of the Company shall be reduced accordingly.	Power to reduce share capital.
(B) The Company may, subject to and in accordance with the Statutes, purchase or otherwise acquire its issued shares ~~in the issued share capital of the Company~~ on such terms and in such manner as the Company may from time to time think fit. If required by the Statutes, any share which is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes.	Company may acquire its own issued ordinary shares.

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12.	EXISTING ARTICLE 13
13. Subject to the provisions of these presents and of the Statutes relating to authority and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.	Unissued shares.

Proposed Alterations to Existing Article 13

By deleting Article 13 in its entirety and substituting therefor the following:
	13. Subject to the provisions of these presents and of the Statutes relating to authority and of any resolution of the Company in General Meeting passed pursuant thereto, all ~~unissued~~ new shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.	~~Unissued~~ New shares.

13.	EXISTING ARTICLE 14
14. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted provided that the rate or amount of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.	Power to pay commission and brokerage.

Proposed Alterations to Existing Article 14

By deleting Article 14 in its entirety and substituting therefor the following:
14. The Company may ~~exercise the powers of paying~~ pay commissions or brokerage on any issue of shares ~~conferred by the Statutes to the full extent thereby permitted provided that the~~ at such rate or amount ~~of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes.~~ and in such manner as the Directors may deem fit. Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. ~~The Company may also on any issue of shares pay such brokerage as may be lawful.~~	Power to pay commission and brokerage.

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14.	EXISTING ARTICLE 16
16. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid up thereon and shall bear the autographic or facsimile signatures of one Director and the Secretary or a second Director or some other person appointed by the Directors. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors. No certificate shall be issued representing shares of more than one class.	Form of share certificate.

Proposed Alterations to Existing Article 16

By deleting Article 16 in its entirety and substituting therefor the following:
16. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid ~~up~~ and amount (if any) unpaid thereon and shall bear the autographic or facsimile signatures of one Director and the Secretary or a second Director or some other person appointed by the Directors. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors. No certificate shall be issued representing shares of more than one class.	Form of share certificate.
15.	EXISTING ARTICLE 18
18. Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within thirty days of the closing date of any application for shares or after the date of lodgement of a registrable transfer one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine.	Entitlement to certificate.

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Proposed Alterations to Existing Article 18

By deleting Article 18 in its entirety and substituting therefor the following:
	18. ~~Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, e~~ Every person whose name is entered as a member in the Register of Members shall be entitled to receive within thirty days (or such other period as may be approved by any Stock Exchange) of the closing date of any application for shares or, as the case may be, ~~after~~ the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate, or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay ~~all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and~~ a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine.	Entitlement to certificate.

16.	EXISTING ARTICLE 20(C)
20. (C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any Stock Exchange upon which the shares in the Company may be listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.	Replacement of certificate.

Proposed Alterations to Existing Article 20(C)

By deleting Article 20(C) in its entirety and substituting therefor the following:
20. (C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any Stock Exchange upon which the shares in the Company may be listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require ~~together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps.~~ In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.	Replacement of certificate.

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17.	EXISTING ARTICLE 21

21. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.	Calls on shares and time when made.
Proposed Alterations to Existing Article 21

By deleting Article 21 in its entirety and substituting therefor the following:

21. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares ~~(whether on account of the nominal value of the shares or, when permitted, by way of premium)~~ but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.	Calls on shares and time when made.
18.	EXISTING ARTICLE 24

24. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.	Sum due on allotment.
Proposed Alterations to Existing Article 24

By deleting Article 24 in its entirety and substituting therefor the following:

24. Any sum ~~(whether on account of the nominal value of the share or by way of premium)~~ which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.	Sum due on allotment.
19.	EXISTING ARTICLE 27

27. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.	Payment in advance of calls.

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Proposed Alterations to Existing Article 27

By deleting Article 27 in its entirety and substituting therefor the following:

27. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys ~~(whether on account of the nominal value of the shares or by way of premium)~~ uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.	Payment in advance of calls.
20.	EXISTING ARTICLE 36

36. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together (where the same be required) with the share certificate delivered to a purchaser (or where the purchaser is a Depositor, to the Depository) or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute good title to the share and the share shall be registered in the name of the person to whom the share is sold, re-allotted or disposed of or, where such person is a Depositor, the Company shall procure that his name be entered in the Depository Register in respect of the share so sold, re-allotted or disposed of. Such person shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.	Title to shares forfeited and right of purchaser of such share.
Proposed Alterations to Existing Article 36

By deleting Article 36 in its entirety and substituting therefor the following:

36. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together (where the same be required) with the share certificate delivered to a purchaser (or where the purchaser is a Depositor, to the Depository or its nominee (as the case may be)) or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute good title to the share and the share shall be registered in the name of the person to whom the share is sold, re-allotted or disposed of or, where such person is a Depositor, the Company shall procure that his name be entered in the Depository Register in respect of the share so sold, re-allotted or disposed of. Such person shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.	Title to shares forfeited and right of purchaser of such share.

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21.	EXISTING ARTICLE 37

37. All transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in any form acceptable to the Directors. The instrument of transfer of any share shall be signed by or on behalf of both the transferor and the transferee and be witnessed, provided that an instrument of transfer in respect of which the transferee is the Depository shall be effective although not signed or witnessed by or on behalf of the Depository. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.	Form of transfer.
Proposed Alterations to Existing Article 37
By deleting Article 37 in its entirety and substituting therefor the following:

37. All transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in any form acceptable to the Directors. The instrument of transfer of any share shall be signed by or on behalf of both the transferor and the transferee and be witnessed, provided that an instrument of transfer in respect of which the transferee is the Depository or its nominee (as the case may be) shall be effective although not signed or witnessed by or on behalf of the Depository or its nominee (as the case may be). The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.	Form of transfer.
22.	EXISTING ARTICLE 39

39. There shall be no restriction on the transfer of fully paid up shares (except where required by law) but the Directors may, in their sole discretion, decline to register any transfer of shares upon which the Company has a lien and in the case of shares not fully paid up may refuse to register a transfer to a transferee of whom they do not approve, Provided always that in the event of the Directors refusing to register a transfer of shares, they shall within thirty days beginning with the date on which the application for a transfer of shares was made, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Statutes.	Directors’ right to refuse to register a transfer.
Proposed Alterations to Existing Article 39

By deleting Article 39 in its entirety and substituting therefor the following:

39. There shall be no restriction on the transfer of fully paid up shares (except where required by law or by the rules, bye-laws and/or listing rules of (or governing) any Stock Exchange) but the Directors may, in their sole discretion, decline to register any transfer of shares upon which the Company has a lien and in the case of shares not fully paid up may refuse to register a transfer to a transferee of whom they do not approve, Provided always that in the event of the Directors refusing to register a transfer of shares, they shall within thirty days beginning with the date on which the application for a transfer of shares was made, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Statutes.	Directors’ right to refuse to register a transfer.

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23.	EXISTING ARTICLE 40

40. The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:-	When Directors may refuse to register a transfer.
(a)	all or any part of the stamp duty (if any) payable on each share certificate and such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(b)	the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

(c)	the instrument of transfer is in respect of only one class of shares; and

(d)	the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered.
Proposed Alterations to Existing Article 40

By deleting Article 40 in its entirety and substituting therefor the following:

40. The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:-	When Directors may refuse to register a transfer.
(a)	~~all or any part of the stamp duty (if any) payable on each share certificate and~~ such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(b)	the amount of proper duty (if any) with which each instrument of transfer is chargeable under any law for the time being in force relating to stamps is paid;

~~(b)~~(c)	the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which ~~it~~ the transfer relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do; and

~~(c)~~(d)	the instrument of transfer is in respect of only one class of shares.~~; and~~

~~(d)~~	~~the amount of the proper duty with which each share certificate to be issued in consequences of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered.~~

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24.	EXISTING ARTICLE 48

48. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.	Power to convert into stock.
Proposed Alteration to Existing Article 48

By deleting Article 48 in its entirety and substituting therefor for the following:

48. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares ~~of any denomination.~~	Power to convert into stock.
25.	EXISTING ARTICLE 49

49. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine.	Transfer of stock.
Proposed Alterations to Existing Article 49

By deleting Article 49 in its entirety and substituting therefor the following:

49. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units ~~(not being greater than the nominal amount of the shares from which the stock arose)~~ as the Directors may from time to time determine.	Transfer of stock.
26.	EXISTING ARTICLE 50

50. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.	Rights of stockholders.
Proposed Alterations to Existing Article 50

By deleting Article 50 in its entirety and substituting therefor the following:

50. The holders of stock shall, according to the ~~amount~~ number of stock units held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by ~~an amount~~ the number of stock units which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.	Rights of stockholders.

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27.	EXISTING ARTICLE 53

53. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days’ notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by fourteen days’ notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these presents entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-	Notice of Meetings.
(a)	in the case of an Annual General Meeting, by all the members entitled to attend and vote thereat; and

(b)	in the case of an Extraordinary General Meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right;
Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days’ notice of any General Meeting shall be given by advertisement in the daily press.
Proposed Alterations to Existing Article 53

By deleting Article 53 in its entirety and substituting therefor the following:

53. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days’ notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by fourteen days’ notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these presents and the Act entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-	Notice of Meetings.
(a)	in the case of an Annual General Meeting, by all the members entitled to attend and vote thereat; and

(b)	in the case of an Extraordinary General Meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent ~~in nominal value of the shares giving that right;~~ of the total voting rights of all members having a right to vote at that meeting.
Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days’ notice of any General Meeting shall be given by advertisement in the daily press and in writing to any Stock Exchange (if applicable).

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28.	EXISTING ARTICLE 58

58. No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two or more members holding or representing in aggregate not less than 33 1/3 per cent. of the total issued and fully paid up shares in the capital of the Company, present in person or by proxy.	Quorum.
Proposed Alterations to Existing Article 58

By deleting Article 58 in its entirety and substituting therefor the following:

58. No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two or more members holding or representing in aggregate not less than 33 1/3 per cent. of the total number of issued and fully paid up shares in the capital of the Company, present in person or by proxy.	Quorum.
29.	EXISTING ARTICLE 63

63. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-	Method of voting.
(a)	the chairman of the meeting; or

(b)	any member present in person or by proxy and entitled to vote; or

(c)	a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d)	a member present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right;
Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

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Proposed Alterations to Existing Article 63
By deleting Article 63 in its entirety and substituting therefor the following:

63. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-	Method of voting.
(a)	the chairman of the meeting; or

(b)	any member present in person or by proxy and entitled to vote at the meeting; or

(c)	a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d)	a member present in person or by proxy and holding ~~shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid on all the shares conferring that right~~ not less than 10 per cent. of the total number of paid-up shares of the Company (excluding treasury shares);
Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.
30.	EXISTING ARTICLE 64

64. A demand for a poll may be withdrawn only with the approval of the meeting. Unless a poll is required a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is required, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.	Taking a poll.
Proposed Alterations to Existing Article 64

By deleting Article 64 in its entirety and substituting therefor the following:

64. A demand for a poll may be withdrawn only with the approval of the meeting. Unless a poll is required a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is required, it shall be taken in such manner (including the use of ballot or voting papers ~~or tickets~~) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.	Taking a poll.

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31.	EXISTING ARTICLE 67

67. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person and each proxy shall have one vote and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.	Voting rights of members.
Proposed Alterations to Existing Article 67

By deleting Article 67 in its entirety and substituting therefor the following:

67. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company and to Article 7 each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person ~~and each~~ or by proxy shall have one vote (provided that in the case of a member who is represented by two proxies, only one of the two proxies as determined by that member or, failing such determination, by the Chairman of the meeting (or by a person authorised by him) in his sole discretion shall be entitled to vote on a show of hands) and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.	Voting rights of members.
32.	EXISTING ARTICLE 78

78. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents be deemed to be present in person at any such meeting if a person so authorised is present thereat.	Corporation acting by representatives.
Proposed Alterations to Existing Article 78

By deleting Article 78 in its entirety and substituting therefor the following:

78. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents (but subject to the Act) be deemed to be present in person at any such meeting if a person so authorized is present thereat.	Corporation acting by representatives.

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33.	EXISTING ARTICLE 96

96. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:-	Filling vacated office.
(a)	where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b)	where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(c)	where the default is due to the moving of a resolution in contravention of the next following Article; or

(d)	where such Director has attained any retiring age applicable to him as Director.
The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.
Proposed Alterations to Existing Article 96

By deleting Article 96 in its entirety and substituting therefor the following:

96. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:-	Filling vacated office.
(a)	where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b)	where such Director is disqualified under the Act from holding office as a Director or has given notice in writing to the Company that he is unwilling to be re-elected;

(c)	where the default is due to the moving of a resolution in contravention of the next following Article; or

(d)	where such Director has attained any retiring age applicable to him as Director.
The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

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34.	EXISTING ARTICLE 112

112. The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these presents, to the provisions of the Statutes and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made; Provided that the Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company’s undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.	General power of Directors to manage Company’s business.
Proposed Alterations to Existing Article 112

By deleting Article 112 in its entirety and substituting therefor the following:

112. The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting. ~~, subject nevertheless to any regulations of these presents, to the provisions of the Statutes and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made; provided that t~~ The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company’s undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.	General power of Directors to manage Company’s business.
35.	EXISTING ARTICLE 122

122. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.	Power to carry profits to reserve.

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Proposed Alterations to Existing Article 122

By deleting Article 122 in its entirety and substituting therefor the following:

122. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions (if any) of the Statutes.	Power to carry profits to reserve.
36.	EXISTING ARTICLE 125

125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.	Apportionment of dividends.
Proposed Alterations to Existing Article 125

By deleting Article 125 in its entirety and substituting therefor the following:

~~125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.~~

125. Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:	Apportionment of dividends.
(a)	all dividends in respect of shares shall be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b)	all dividends shall be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.
For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

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37.	NEW ARTICLE 129A
New Article 129A shall be inserted immediately after Article 129 as follows:

129A. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture. If the Depository returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date on which they are first payable.	Unclaimed dividends or other moneys.
38.	EXISTING HEADNOTE “CAPITALISATION OF PROFITS AND RESERVES” AND ARTICLE 134
CAPITALISATION OF PROFITS AND RESERVES

134. The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company’s reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or such other date as may be determined by the Directors in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.	Power to capitalise profits and implementation of resolution to capitalise profits.

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Proposed Alterations to Existing Headnote and Article 134

By deleting the headnote “CAPITALISATION OF PROFITS AND RESERVES” and Article 134 in their entirety and substituting therefor for the following:

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

134. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 8(A)):	Power to issue free bonus shares and to capitalise profits. ~~and Implementation of resolution to capitalise profits.~~
(a)	issue bonus shares for which no consideration is payable to the Company, to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:
(i)	the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii))	(in the case of an Ordinary Resolution passed pursuant to Article 8(A)) such other date as may be determined by the Directors, in proportion to their then holdings of shares; and/or

(b)	capitalise any sum standing to the credit of any of the Company’s reserve accounts ~~(including Share Premium Account, Capital Redemption Reserve Fund~~ or other undistributable reserve or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:
(i)	the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii)	(in the case of an Ordinary Resolution passed pursuant to Article 8(A)) such other date as may be determined by the Directors, in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full ~~unissued~~ new shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, ~~unissued~~ new shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. ~~The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisations and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.~~

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(B) The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under Article 134(A), with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter, on behalf of all the members interested, into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.	Power of Directors to give effect to bonus issues and capitalisations.
39.	EXISTING ARTICLE 135

135. In addition and without prejudice to the power to capitalise profits and other moneys provided for by Article 134, the Directors shall have power to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of the fixed dividend on any shares entitled to fixed cumulative or non-cumulative preferential dividends (including profits or moneys carried and standing to any reserve or reserves) and to apply such profits or moneys in paying up in full at par unissued shares on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting in such manner and on such terms as the Directors shall think fit.	Power to capitalise profits for paying up shares to be issued under share option scheme.
Proposed Alterations to Existing 135

By deleting Article 135 in its entirety and substituting therefor the following:

135.	In addition and without prejudice to the powers ~~to capitalise profits and other moneys~~ provided for by Article 134, the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of the fixed dividend on any shares entitled to fixed cumulative or non-cumulative preferential dividends (including profits or moneys carried and standing to any reserve or reserves) and to apply such profits or moneys in paying up in full ~~at par unissued~~ new shares , in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting ~~in such manner~~ and on such terms as the Directors shall think fit.	Power to issue free shares and to capitalise profits for paying up shares to be issued under share option scheme.

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40.	EXISTING ARTICLE 137

137. In accordance with the Statutes, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed six months.	Presentation of accounts.
Proposed Alterations to Existing 137

By deleting Article 137 in its entirety and substituting therefor the following:

137. In accordance with the Statutes, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the ~~issue of accounts relating~~ date of the Company’s Annual General Meeting~~thereto~~ shall not exceed ~~six months~~ such period as permitted by the Act or the Stock Exchange, whichever is earlier.	Presentation of accounts.
41.	EXISTING ARTICLE 141

141. (A) Any notice or document may be served on or delivered to any member by the Company either personally or by sending it through:-	Service of notice or document.
(a)	the post in a prepaid cover addressed to such member at his registered address appearing in the Register of Members or (as the case may be) the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company or (as the case may be) to the Depository, or by delivering it to such address as aforesaid;

(b)	a facsimile transmission or other comparable means of instantaneous communication to the number supplied by him to the Company or (as the case may be) to the Depository; or

(c)	such form of electronic communication or other comparable means of instantaneous communication, as may be approved by the majority of the Directors from time to time, to the electronic or other address supplied by him to the Company or (as the case may be) to the Depository or (where applicable) assigned to him by the Company.

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(B) Service or delivery of notices or other documents shall be deemed to have been effected in the following circumstances:-
(a)	where such notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the time when the cover containing the same is posted and in proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, stamped and posted, and has not been returned to the sender as undelivered;

(b)	where such notice or other document is served or sent by facsimile transmissions or other comparable means of instantaneous communication to the number provided by the member, such notice or other document shall be deemed to have been duly served or sent upon receipt of successful answerback or a successful transmission report; and

(c)	where such notice or other document is served or sent by electronic communication or other comparable means of instantaneous communication to the electronic or other address provided by or assigned to the member, such notice or other document shall be deemed to have been duly served or sent upon transmission of the communication to the mail server designated by such address.
Proposed Alterations to Existing Article 141

By deleting Article 141 in its entirety and substituting therefor the following:

141. (A) Any notice or document may be served on or delivered to any member by the Company either personally or by sending it through:-	Service of notice or document.
(a)	the post in a prepaid cover addressed to such member at his registered address appearing in the Register of Members or (as the case may be) the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company or (as the case may be) to the Depository, or by delivering it to such address as aforesaid; or

(b)	a facsimile transmission or other comparable means of instantaneous communication to the number supplied by him to the Company or (as the case may be) to the Depository.~~; or~~

~~(c)~~	~~such form of electronic communication or other comparable means of instantaneous communication, as may be approved by the majority of the Directors from time to time, to the electronic or other address supplied by him to the Company or (as the case may be) to the Depository or (where applicable) assigned to him by the Company.~~

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(B) Service or delivery of notices or other documents shall be deemed to have been effected in the following circumstances:-
(a)	where such notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the time when the cover containing the same is posted and in proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, stamped and posted, and has not been returned to the sender as undelivered; and

(b)	where such notice or other document is served or sent by facsimile transmissions or other comparable means of instantaneous communication to the number provided by the member, such notice or other document shall be deemed to have been duly served or sent upon receipt of successful answerback or a successful transmission report.~~; and~~

~~(c)~~	~~where such notice or other document is served or sent by electronic communication or other comparable means of instantaneous communication to the electronic or other address provided by or assigned to the member, such notice or other document shall be deemed to have been duly served or sent upon transmission of the communication to the mail server designated by such address.~~
42.	NEW ARTICLE 141A

New Article 141A shall be inserted immediately after Article 141 as follows:

141A. Without prejudice to the provisions of Article 141, any notice or document (including, without limitations, any accounts, balance-sheet or report) which is required or permitted to be given, sent or served under the Act or under these presents by the Company, or by the Directors, to a member or an officer or Auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Statutes and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other applicable regulations or procedures.	Electronic communications.

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43.	EXISTING ARTICLE 143

143. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.	Service of notices after death, bankruptcy etc.
Proposed Alterations to Existing 143

By deleting Article 143 in its entirety and substituting therefor the following:

143. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member or given or sent to, or served on, any member using electronic communications in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.	Service of notices after death, bankruptcy etc.

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44.	EXISTING ARTICLE 147

147. On a voluntary winding up of the Company, no commission or fee shall be paid to a Liquidator without the prior approval of the members in General Meeting. The amount of such commission or fee shall be notified to all members not less than seven days prior to the General Meeting at which it is to be considered.	Liquidators’ Commission.
Proposed Alterations to Existing Article 147

By deleting Article 147 in its entirety.

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IMPORTANT

1.	For investors who have used their CPF monies to buy Shares of Chartered Semiconductor Manufacturing Ltd, the Annual Report 2006 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2.	This Proxy Form is not valid for use by the following and shall be ineffective for all intents and purposes if used or purported to be used by them:
(a) Investors who have used their CPF monies to buy Chartered ordinary Shares.
(b) Holders of Chartered convertible redeemable preference Shares.

3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM – NINETEENTH ANNUAL GENERAL MEETING

I/We, ____________________________________ (Name), of ____________________________________

__________________________________________ (Address) being a member(s) of CHARTERED SEMICONDUCTOR MANUFACTURING LTD (the “Company”) hereby appoint

		NRIC/Passport	Proportion of
Name	Address	Number	Shareholding(%)

and/or (delete as appropriate)

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Nineteenth Annual General Meeting (“Nineteenth AGM”) of the Company to be held at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 on April 24, 2007 at 11:00 am Singapore time, and at any adjournments thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Nineteenth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Nineteenth AGM).

No.		Routine Business — Ordinary Resolutions	For	Against
1)		To adopt the Audited Accounts of the Company for the year ended December 31, 2006, including the reports of the Directors and the Auditors.
2	(a)(i)	To re-elect Dr. Tsugio Makimoto as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
2	(a)(ii)	To re-elect Mr. Tay Siew Choon as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
2	(a)(iii)	To re-elect Mr. Peter Seah Lim Huat as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
2	(b)	To re-elect Mr. Maurizio Ghirga as a Director of the Company pursuant to Article 99 of the Company’s Articles of Association.
3	(a)	To re-appoint Mr. Charles E. Thompson as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
3	(b)	To re-appoint Mr. Andre Borrel as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
3	(c)	To re-appoint Mr. Pasquale Pistorio as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
4)		To re-appoint KPMG as the Company’s Auditors and to authorize the Directors to fix their remuneration.
5)		To approve Directors’ fees of $591,000 for the year ended December 31, 2006.
No.		Special Business — Ordinary Resolutions	For	Against
6	(a)	To authorize the Directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50.
6	(b)	To authorize the Directors to create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50.

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No.		Special Business — Ordinary Resolutions	For	Against
6	(c)	To authorize the Directors to offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Share Option Plan 1999.
6	(d)	To authorize the Directors to offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Employee Share Purchase Plan 2004.
6	(e)
To authorize the Directors to offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd.

7	(a)	To adopt the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007.
7	(b)	To adopt the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007.
No.		Special Business — Special Resolution	For	Against
8)		To approve the alteration to the Articles of Association of the Company.

Dated this _________day of _______________2007.

Total Number of Shares Held

Signature(s) of Shareholder(s)/Common Seal

IMPORTANT
Please read Notes below.

NOTES:

1.	Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time appointed for the Nineteenth AGM, or any adjournments thereof.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorized.

6.	A corporation which is a shareholder may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Nineteenth AGM, in accordance with Section 179 of the Companies Act, Chapter 50.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Nineteenth AGM, or any adjournments thereof, as certified by The Central Depository (Pte) Limited to the Company.

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